EXHIBIT 99.3

For Immediate Release	Date: July 26, 2023
23-55-TR

Teck Reports Unaudited Second Quarter Results for 2023

First copper concentrate sold and ramp-up advancing at QB2

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited second quarter results for 2023.

“We were deeply saddened to report an employee fatality in the second quarter at our Quebrada Blanca Operations. Our deepest sympathies go out to the employee's colleagues and loved ones. Learnings from the investigation are being shared across Teck and with industry peers to prevent future incidents," said Jonathan Price, CEO. “In the second quarter we achieved another major milestone at our QB2 project with the first sale of copper concentrate as we ramp up to full production later this year. We continue to explore a range of options to realize the full potential of our world-class base metals business and to progress our overall copper growth pipeline, including receiving regulatory approval for our Zafranal project in May. Strong performance from our steelmaking coal business contributed to solid financial results in the second quarter, further reinforcing the inherent value of our high-margin steelmaking coal business."

Highlights

•	Adjusted profit attributable to shareholders[1] of $643 million or $1.24 per share in Q2 2023.
•	Profit from continuing operations attributable to shareholders of $510 million or $0.98 per share in Q2 2023.
•	Adjusted EBITDA[1] was $1.5 billion in Q2 2023 driven by continued robust commodity prices and strong steelmaking coal sales. Profit from continuing operations before taxes was $805 million in Q2 2023.
•	We completed the first shipment and sale of copper concentrate at QB2 in the second quarter. Line 1 is operating well as per expectations, and Line 2 is in commissioning. We continue to expect to be operating at full production rates by the end of 2023.
•	We generated cash flows from operations of $1.1 billion, ending the quarter with a cash balance of $1.8 billion. In June, we made our first scheduled semi-annual repayment of US$147 million on the QB2 project finance facility, further deleveraging our balance sheet.
•	Our liquidity as at July 26, 2023 is $7.0 billion, including $1.7 billion of cash.
•	We completed $85 million in Class B subordinate voting share buybacks pursuant to our normal course issuer bid. We also paid $65 million to shareholders in Q2 through our regular quarterly base dividend.
•	In April, we closed the transaction to form the joint venture on the San Nicolás copper-zinc project in Mexico and in June finalized the Environmental Impact Assessment permit application, which is planned for submission in Q3 2023. In May, we announced that the Zafranal copper-gold project in Peru received regulatory approval from the Peruvian environmental authority.
•	On May 12, 2023, we completed the plan of arrangement under the Canada Business Corporations Act to implement a six-year sunset of the multiple voting rights attached to the Class A common shares.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Chris Stannell, Public Relations Manager	604.699.4368

Additional corporate information is available at www.teck.com.

Financial Summary Q2 2023

Financial Metrics (CAD$ in millions, except per share data)	Q2 2023	Q2 2022
Revenue	$3,519	$5,300
Gross profit	$1,410	$3,142
Gross profit before depreciation and amortization[1]	$1,841	$3,559
Profit from continuing operations before taxes	$805	$2,522
Adjusted EBITDA[1]	$1,479	$3,290
Profit from continuing operations attributable to shareholders	$510	$1,582
Adjusted profit attributable to shareholders[1]	$643	$1,772
Basic earnings per share from continuing operations	$0.98	$2.95
Diluted earnings per share from continuing operations	$0.97	$2.90
Adjusted basic earnings per share[1]	$1.24	$3.30
Adjusted diluted earnings per share[1]	$1.22	$3.25

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	We completed the first shipment and sale of copper concentrate at QB2 in the quarter.

•	Line 1 is operating well as per expectations, and Line 2 is in commissioning.

•	The concentrate pipeline, concentrate filter plant and storage systems are in operation at the port.

•	We continue to expect to be operating at full production rates by the end of 2023, and our previously disclosed capital cost guidance for QB2 of US$8.0 to $8.2 billion is unchanged.

•	Due to delays in construction and commissioning, our 2023 annual production guidance for QB2 has been updated to 80,000 tonnes to 100,000 tonnes. Our previously disclosed 2024 — 2026 annual production guidance for QB2 is unchanged.

Safety and Sustainability Leadership

•	Trail Operations was the first stand-alone zinc processing site globally to receive the Zinc Mark, verifying its performance in responsible production criteria including GHG emissions, community health and respect for Indigenous Peoples' rights.

•	Teck was named one of the Best 50 Corporate Citizens in Canada by Corporate Knights.

Guidance

•	We have updated our previously issued 2023 annual production guidance to reduce our copper production as a result of lower QB2 production, and to reduce lead production at Red Dog. There are no other changes to our previously disclosed guidance.

•	Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 28 — 32.

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2023 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	330 - 375
Zinc (000’s tonnes)	645 - 685
Refined zinc (000’s tonnes)	270 - 290
Steelmaking coal (million tonnes)	24.0 - 26.0
Sales Guidance – Q3 2023
Red Dog zinc in concentrate sales (000’s tonnes)	240 - 280
Steelmaking coal sales (million tonnes)	5.6 - 6.0
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)1 2	1.60 - 1.80
Zinc net cash unit costs (US$/lb.)[1]	0.50 - 0.60
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	88 - 96
Steelmaking coal transportation costs (CAD$/tonne)	45 - 48

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Excludes Quebrada Blanca.

3	Teck Resources Limited 2023 Second Quarter News Release

Management's Discussion and Analysis

This management’s discussion and analysis is dated as at July 26, 2023 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and six months ended June 30, 2023 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2022. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2022, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	Our financial performance was strong in the second quarter, but decreased from the same period last year when commodity prices were at historically-high levels across our commodities. In addition to the impact of lower commodity prices, our profitability also decreased due to lower copper sales volumes, and higher unit costs[1] relating to ongoing inflationary pressures.

•	Base metals prices continue to trade above historical averages, but declined from near record levels compared with a year ago. Copper prices in the second quarter averaged US$3.84 per pound, or 11% lower, and zinc prices averaged US$1.15 per pound, or 35% lower, than a year ago.

•	Realized steelmaking coal prices in the second quarter remained above historical averages at US$264 per tonne, but declined from all-time record highs in the second quarter last year.

Average Prices and Exchange Rates	Three months ended June 30,		Change
	2023	2022
Copper (LME cash – US$/pound)	$3.84	$4.32	(11)%
Zinc (LME cash – US$/pound)	$1.15	$1.78	(35)%
Steelmaking coal (realized US$/tonne)	$264	$453	(42)%
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.28	5%

•	Copper production declined by 10% from a year ago due to lower production from Highland Valley Copper and Antamina. Highland Valley Copper was impacted by unplanned mill maintenance, as well as harder ore and lower grades, as expected in the mine plan. Antamina was required to reduce mill throughput at the beginning of the quarter in order to manage copper concentrate storage capacities due to logistics issues caused by Cyclone Yaku. Copper sales volumes in the second quarter decreased by 19% from the same period a year ago due to the lower production levels and partly due to the timing of sales. We are expecting improved production in the second half of the year at both Highland Valley Copper and Antamina, as reflected in our 2023 annual production guidance.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

4	Teck Resources Limited 2023 Second Quarter News Release

•	Zinc in concentrate production was similar to a year ago, as lower production from Red Dog was offset by higher production from Antamina, as expected in the mine plan. Red Dog's production was impacted by power system availability as well as lower ore grade, which was expected in the mine plan. Red Dog's zinc production is expected to be higher in the second half of the year, as reflected in our 2023 annual production guidance. At Trail Operations, refined zinc production and sales volumes in the second quarter were similar to a year ago.

•	Steelmaking coal production was 9% higher than a year ago at 5.8 million tonnes, primarily as a result of improved mining productivity. Our logistics chain performed well during the second quarter, drawing down steelmaking coal inventories as anticipated. As a result, steelmaking coal sales volumes were 6.2 million tonnes, similar to a year ago, and within our previously disclosed guidance range.

•	We remain highly focused on managing our controllable operating expenditures. While diesel and other fuel costs have materially declined compared to last year, we continue to experience inflationary pressures in the cost of certain key supplies, including mining equipment, tires, labour and contractors. Our underlying key mining drivers remain relatively stable, and the continued pressures on certain key input costs are reflected in our sustaining capital expenditures and annual unit cost[1] guidance for 2023, which are unchanged.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

5	Teck Resources Limited 2023 Second Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

In the second quarter, profit from continuing operations attributable to shareholders was $510 million, or $0.98 per share, compared to $1.6 billion, or $2.95 per share, in the same period last year. The decrease compared with a year ago is primarily due to lower prices for our principal products, particularly steelmaking coal. The lower prices were partially offset by a weaker Canadian dollar in the second quarter as compared with a year ago.

Adjusted profit attributable to shareholders1 in the second quarter, taking into account the items identified in the table below, was $643 million, or $1.24 per share, compared with $1.8 billion, or $3.30 per share, in the second quarter of 2022. The most significant second quarter adjustments to profit, reflected in the table below, were after-tax expenses of $67 million resulting from the impact of the valuation of the preferential dividend on the shares in the QB2 project company held by ENAMI and $42 million of share-based compensation, partly offset by an after-tax gain of $81 million relating to the Elkview business interruption insurance claim.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022

Profit from continuing operations attributable to shareholders	$510	$1,582	$1,676	$3,101
Add (deduct) on an after-tax basis[2]:
Loss on debt purchase	—	46	—	46
QB2 variable consideration to IMSA and ENAMI	69	37	71	96
Environmental costs	3	(51)	16	(111)
Inventory write-downs	—	23	—	23
Share-based compensation	42	6	60	88
Commodity derivatives	23	34	19	(3)
Gain on sale or contribution of assets	—	(1)	(186)	—
Elkview business interruption claim	(81)	—	(149)	—
Profit from discontinued operations[3]	—	93	—	145
Other	77	3	66	7
Adjusted profit attributable to shareholders[1]	$643	$1,772	$1,573	$3,392

Basic earnings per share from continuing operations	$0.98	$2.95	$3.25	$5.78
Diluted earnings per share from continuing operations	$0.97	$2.90	$3.20	$5.67
Adjusted basic earnings per share[1]	$1.24	$3.30	$3.05	$6.33
Adjusted diluted earnings per share[1]	$1.22	$3.25	$3.00	$6.21

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Adjustments for the three and six months ended June 30, 2022 are as previously reported.
3.	Adjustment required to remove the effect of discontinued operations for the three and six months ended June 30, 2022.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $108 million of after-tax losses ($172 million, before tax) in the second quarter, or $0.21 per share.

6	Teck Resources Limited 2023 Second Quarter News Release

FINANCIAL OVERVIEW	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except per share data)	2023	2022	2023	2022
Revenue and profit
Revenue	$3,519	$5,300	$7,304	$9,916
Gross profit	$1,410	$3,142	$3,076	$5,620
Gross profit before depreciation and amortization[1]	$1,841	$3,559	$3,930	$6,452
Profit from continuing operations before taxes	$805	$2,522	$2,661	$4,890
Adjusted EBITDA[1]	$1,479	$3,290	$3,451	$6,334
Profit attributable to shareholders	$510	$1,675	$1,650	$3,246
Profit from continuing operations attributable to shareholders	$510	$1,582	$1,676	$3,101
Cash flow
Cash flow from operations	$1,130	$2,921	$2,222	$5,244
Property, plant and equipment expenditures	$1,264	$1,066	$2,535	$1,902
Capitalized stripping costs	$235	$255	$545	$488
Investments	$37	$87	$81	$126
Balance Sheet
Cash balances			$1,773	$2,702
Total assets			$53,090	$49,635
Debt and lease liabilities, including current portion			$7,258	$7,534
Per share amounts
Basic earnings per share	$0.98	$3.12	$3.20	$6.05
Diluted earnings per share	$0.97	$3.07	$3.15	$5.94
Basic earnings per share from continuing operations	$0.98	$2.95	$3.25	$5.78
Diluted earnings per share from continuing operations	$0.97	$2.90	$3.20	$5.67
Dividends declared per share	$0.125	$0.125	$0.75	$0.75

PRODUCTION, SALES AND PRICES
Production (000’s tonnes, except steelmaking coal)
Copper[2]	64	72	121	139
Zinc in concentrate	164	165	309	323
Zinc – refined	68	70	130	139
Steelmaking coal (million tonnes)	5.8	5.3	11.8	10.9
Sales (000’s tonnes, except steelmaking coal)
Copper[2]	62	76	121	145
Zinc in concentrate	90	80	199	249
Zinc – refined	67	67	122	136
Steelmaking coal (million tonnes)	6.2	6.3	12.4	12.3
Average prices and exchange rates
Copper (LME cash – US$/pound)	$3.84	$4.32	$3.95	$4.43
Zinc (LME cash – US$/pound)	$1.15	$1.78	$1.29	$1.74
Steelmaking coal (realized US$/tonne)	$264	$453	$273	$406
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.28	$1.35	$1.27

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina representing our proportionate ownership interest in this operation.

7	Teck Resources Limited 2023 Second Quarter News Release

BUSINESS UNIT RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by business unit are summarized in the table below.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022

Revenue
Copper	$733	$973	$1,496	$1,903
Zinc	532	633	1,148	1,553
Steelmaking coal	2,254	3,694	4,660	6,460
Total	$3,519	$5,300	$7,304	$9,916

Gross profit
Copper	$205	$450	$466	$901
Zinc	105	156	233	403
Steelmaking coal	1,100	2,536	2,377	4,316
Total	$1,410	$3,142	$3,076	$5,620

Gross profit before depreciation and amortization[1]
Copper	$318	$559	$691	$1,115
Zinc	144	194	317	499
Steelmaking coal	1,379	2,806	2,922	4,838
Total	$1,841	$3,559	$3,930	$6,452

Gross profit margins before depreciation and amortization[1]
Copper	43%	57%	46%	59%
Zinc	27%	31%	28%	32%
Steelmaking coal	61%	76%	63%	75%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

8	Teck Resources Limited 2023 Second Quarter News Release

COPPER BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022

Copper price (realized – US$/pound)	$3.80	$4.28	$3.94	$4.39
Production (000’s tonnes)[1]	64	72	121	139
Sales (000’s tonnes)[1]	62	76	121	145
Gross profit	$205	$450	$466	$901
Gross profit before depreciation and amortization[2]	$318	$559	$691	$1,115
Property, plant and equipment expenditures	$1,013	$912	$2,116	$1,632

Performance

Gross profit from our copper business unit was $205 million in the second quarter compared with $450 million a year ago. Gross profit decreased from a year ago (see table below) primarily due to a decline in realized copper prices, lower production and sales volumes, and higher unit operating costs2 as expected in our annual unit cost2 guidance.

Copper production of 64,300 tonnes in the second quarter was 10% lower than a year ago as a result of lower production from Highland Valley Copper and Antamina. Production from Highland Valley Copper was primarily impacted by harder ore and lower grades, as well as unplanned maintenance. Antamina's production was impacted by lower grades and a reduction of mill throughput at the beginning of the second quarter in order to manage storage capacities as a result of logistics issues caused by Cyclone Yaku.

The table below summarizes the change in gross profit in our copper business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2022	$450
Increase (decrease):
Copper price realized	(88)
Sales volumes	(91)
Unit operating costs	(52)
Labour settlement (2022)	8
Co-product and by-product contribution	(31)
Foreign exchange (CAD$/US$)	13
Depreciation	(4)
Net decrease	$(245)
As reported in current quarter	$205

Notes:

1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

9	Teck Resources Limited 2023 Second Quarter News Release

Property, plant and equipment expenditures in the second quarter totaled $1.0 billion, including $84 million for sustaining capital and $709 million for project development expenditures for QB2. Capitalized stripping costs were $95 million in the second quarter, $20 million higher than a year ago, as expected in QB2 start up.

Markets

LME copper prices remained above long-term historic trends. Prices in the second quarter declined by 11% compared with the same period a year ago. Global demand for copper was well supported in the second quarter, with Chinese imports of copper concentrates and cathodes each increasing approximately 1.7% over the same period in 2022.

The tightness in the copper concentrate market continued to ease through the second quarter with spot treatment charges rising above the 2023 annual contract terms. Favourable terms for smelters have led to a rise in concentrate imports into China, up 8.5% year to date. Peruvian mine production continues to recover, while Chilean mine production continues to struggle, to return to pre-COVID-19 levels. Global stocks of copper cathode on exchange at the end of the second quarter were 2.3 days of global consumption compared to the long-term average of 11 days, and are the lowest exchange stock levels in days of consumption since 2005. Stocks on exchanges and in bonded warehouses in China decreased by 201,000 tonnes in the second quarter following the first quarter seasonal stock build. Total visible stocks, including bonded stocks, continue to remain at low levels at 3.1 days of consumption, compared to a long-term average of 14.5 days.

Operations

Highland Valley Copper

Copper production of 24,000 tonnes in the second quarter was 7,000 tonnes lower than a year ago due to harder ore and lower copper grade, as expected in the mine plan, as well as unplanned mill maintenance. Copper sales volumes of 25,000 tonnes in the second quarter were 8,700 tonnes lower than a year ago reflecting the lower production levels. Second quarter molybdenum production of 232,000 pounds was 169,000 pounds higher than a year ago. The lower production in the second quarter of 2022 was a result of downtime in the molybdenum leach circuit.

Operating costs were $197 million in the second quarter, or $17 million higher than a year ago before changes in inventory. The increase in operating costs was due to increased consumable costs and maintenance costs on the haul truck fleet to improve availability, and on unplanned mill maintenance.

Copper production in the second half of 2023 is expected to be strong as a result of work being completed to improve haul truck availability and improved mill operations and there has been no change in our previously disclosed 2023 annual production guidance for Highland Valley Copper.

Antamina

Copper production (100% basis) of 112,200 tonnes in the second quarter was 9,600 tonnes lower than a year ago. The decrease in production was primarily due to lower copper grades, as well as reduced milling rates in order to manage concentrate storage facilities as a result of logistics issues caused by Cyclone Yaku in early April. The mix of mill feed in the quarter was 51% copper-only ore and 49% copper-zinc ore, compared with 57% copper-only ore and 43% copper-zinc ore, a year ago. Zinc production (100% basis) of 136,700 tonnes in the second quarter was 39,600 tonnes higher than a year ago, as expected in the mine plan.

Operating costs, before changes in inventory, were US$87 million (22.5% share) in the second quarter, US$4 million lower than a year ago due to lower workers' participation payments.

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In 2022, Antamina submitted a Modification of Environmental Impact Assessment (MEIA) to Peruvian regulators to extend its mine life from 2028 to 2036. The regulatory review process is progressing as scheduled, with approval anticipated in the second half of 2023.

Carmen de Andacollo

Copper production of 10,200 tonnes in the second quarter was 500 tonnes lower than a year ago. Production was impacted by blasting restrictions, which resulted in treating a higher proportion of low recovery transition ore.

Operating costs, before changes in inventory, in the second quarter of US$75 million were US$13 million higher than a year ago due to treating lower recovery transition ore and higher power prices.

Quebrada Blanca (including QB2)

At QB2, we completed the first shipment and sale of copper concentrate in the second quarter and continued to progress production ramp-up. Line 1 is operating well as per expectations, and Line 2 is in commissioning. The concentrate pipeline, concentrate filter plant and storage systems are in operation at the port. We continue to expect to achieve full production rates by the end of 2023, and our previously disclosed capital cost guidance for QB2 of US$8.0 to $8.2 billion is unchanged.

Due to delays in construction and commissioning, our 2023 annual production guidance for QB2 has been updated to 80,000 tonnes to 100,000 tonnes. Our previously disclosed 2024 — 2026 annual production guidance for QB2 is unchanged.

Copper cathode production was 2,000 tonnes in the second quarter compared with 2,400 tonnes a year ago.

Cost of Sales

Cost of sales was $528 million in the second quarter compared with $523 million in the same period last year. Total cash unit costs1 of product sold in the second quarter, before cash margins for by-products1, of US$2.33 per pound were US$0.35 per pound higher than the same period a year ago. This was due to the effect of lower production levels and higher consumables costs, specifically for power, as well as higher maintenance and repair costs. Cash margins for by-products1 were US$0.41 per pound compared with US$0.51 per pound in the same period a year ago with the decrease primarily due to lower zinc prices. Total net cash units costs1 for copper, after cash margins for by-products1, of US$1.92 per pound were US$0.45 per pound higher than the same period a year ago. Although copper unit costs1 in the second quarter were above our annual guidance range, the variance is timing related, and our annual guidance range is unchanged.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2023	2022	2023	2022

Adjusted cash cost of sales1 2	$2.11	$1.80	$2.09	$1.77
Smelter processing charges	0.22	0.18	0.23	0.18
Total cash unit costs1 2	$2.33	$1.98	$2.32	$1.95
Cash margin for by-products1 2	(0.41)	(0.51)	(0.45)	(0.52)
Net cash unit costs1 2	$1.92	$1.47	$1.87	$1.43

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Excludes Quebrada Blanca.

11	Teck Resources Limited 2023 Second Quarter News Release

Outlook

Our 2023 annual guidance for our copper business unit is outlined in our guidance tables on pages 28 — 32 and is unchanged from our previously issued guidance, with the exception of annual copper production guidance as a result of the change in QB2 production, as described above. QB2 molybdenum production guidance for 2023 is consistent with our previously disclosed guidance and is expected to commence in the fourth quarter of 2023.

We continue to expect QB2 to reach full production rates by end of the 2023. As a result of recent changes to IFRS, we are required to recognize sales proceeds and related costs associated with products sold during the ramp-up and commissioning phase of QB2 through earnings rather than capitalizing these amounts, as has been previous practice. As previously disclosed, we expect this to increase our unit operating costs for QB2 during ramp-up. We will recognize any losses through earnings prior to achieving commercial production. As a result, we do not expect to generate significant gross profit from QB2 in the third quarter of 2023, despite the ramp-up in production rates.

Copper Growth

In the second quarter, we continued to advance our copper growth strategy with prudent investments in our industry-leading copper growth portfolio. Important milestones included the receipt of the Social Environmental Impact Assessment (SEIA) permit and authorization for the Zafranal copper-gold development project in Peru, the start of significant equipment salvage and recycling program at NewRange Copper Nickel’s NorthMet historic brownfield plant site, startup of significant seasonal drilling, metallurgical and geotechnical programs, and social and environmental baseline programs at Galore Creek and Schaft Creek. In addition, we made meaningful advances in study work, community engagement and permitting across all of the assets. Our copper growth strategy balances growth and return of capital with maintaining a strong balance sheet, and is informed by setting milestone objectives with prudent investment plans to de-risk development of each of the assets, including permitting.

The following are the targeted upcoming key milestones related to each asset in our copper growth portfolio, with more details included below:

•	Quebrada Mill Expansion (QBME): Feasibility study completion H2 2023.
•	NorthMet: Feasibility study completion H1 2024.
•	San Nicolás: Feasibility study completion H1 2024 and Environmental Impact Assessment permit application finalized with plans to submit in Q3 2023.
•	HVC2040: Feasibility study completion and EIA submission in H2 2023.
•	Zafranal: Capital and operating cost estimate updates and commence detailed engineering in H2 2023.
•	Galore Creek: Prefeasibility study work completed in H2 2023.

The feasibility study for the QBME project, which entails an increase in concentrator throughput of approximately 50% with the addition of one identical semi-autogenous grinding line, continues to advance as planned. This configuration will optimize the timeline to progress the development of the orebody, while leveraging existing infrastructure to maximize capital efficiency. The feasibility study, initiated in mid-2022, is expected to be completed in the second half of 2023. In the second quarter, we continued to progress the permitting process and submitted responses to the initial inquiries from the regulator. QBME is expected to be a significant contributor to our near-term copper growth portfolio.

12	Teck Resources Limited 2023 Second Quarter News Release

The NewRange Copper Nickel joint venture (NewRange) was formed late in the first quarter of 2023 and brings together two large, well-defined mineral resources in the established Iron Range mining region of Minnesota, USA under a new leadership and management team. The management team is now focused on resolving outstanding permitting issues and advancing development of the NorthMet deposit as well as permitting of the Mesaba deposit to deliver critical minerals copper, nickel, cobalt, platinum and palladium. Updates to the NorthMet feasibility study are ongoing, including design, construction, execution plans and cost estimates and is expected to be completed by the first half of 2024. In addition, the team is managing a significant equipment salvage and recycling program at NewRange’s NorthMet historic brownfield plant site, which commenced in June 2023. Efforts are underway to reinstate the NorthMet 404 Wetland Permit revoked by the U.S. Army Corps of Engineers, which is the first negative permitting result on the NorthMet project since receipt of the original EIA in 2018. The management team is working with local, state, and federal officials, Indigenous Peoples, communities of interest and supporters of the project, including organized labour, to have the 404 Wetland Permit reinstated.

On April 6, 2023, we announced that Teck and Agnico Eagle formed a joint venture by way of earn-in agreement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. During the second quarter, Teck and Agnico Eagle began to operationalize the 50/50 joint venture governance model, which has each partner working together to advance permitting and development of the project. The joint venture partners are targeting completion of the feasibility study in the first half of 2024 and have finalized the Environmental Impact Assessment permit application with plans to submit it to the Mexican regulator in the third quarter of 2023.

At Highland Valley Copper, work continues on a feasibility study, detailed social baseline studies, community discussions and related environmental permitting work for our HVC 2040 project, which has the potential to extend operations to at least 2044. Completion of the feasibility study, expected in the second half of 2023, is running in parallel to community discussions and an EIA submission is planned in the second half of 2023.

On May 12, 2023, we announced the receipt of the SEIA permit and authorization for the Zafranal copper-gold development project in Peru from SENACE, Peru's National Service of Environmental Certification for Sustainable Investments. In addition, the project team is advancing updates to the capital and operating cost estimates from the January 2020 feasibility study, which we expect to complete in the second half of 2023. Following completion of the updated capital and operating cost estimates, we intend to commence detailed engineering studies later in 2023.

At the Galore Creek copper-gold-silver deposit located in northwestern B.C., Teck and its partner Newmont Corporation continue to advance prefeasibility study work on the project which is expected to conclude in the second half of 2023. A substantial seasonal field campaign, comprised of resource, geotechnical, and metallurgical drilling, extensive environmental baseline studies, and targeted site investigations, commenced in late May 2023, which is planned to continue into early October 2023 in support of planned permitting activities and completion of the prefeasibility study.

Strategic, technical and commercial assessments, including focused field programs, permitting and community engagement work for the advancement of Schaft Creek and NuevaUnión are ongoing.

13	Teck Resources Limited 2023 Second Quarter News Release

ZINC BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022

Zinc price (realized – US$/pound)	$1.19	$1.79	$1.33	$1.69
Production (000’s tonnes)
Refined zinc	68	70	130	139
Zinc in concentrate[1]	134	143	260	275
Sales (000’s tonnes)
Refined zinc	67	67	122	136
Zinc in concentrate[1]	60	56	149	201
Gross profit	$105	$156	$233	$403
Gross profit before depreciation and amortization[2]	$144	$194	$317	$499
Property, plant and equipment expenditures	$55	$47	$91	$67

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc business unit was $105 million in the second quarter compared with $156 million a year ago. Gross profit decreased compared with a year ago (see table below) primarily due to lower zinc prices and higher unit operating costs. These items were slightly offset by higher zinc premiums on our refined zinc sales.

At our Red Dog Operations, zinc production of 133,700 tonnes in the second quarter decreased by 7% from a year ago, while lead production increased by 12% compared with the same period a year ago. The decrease in zinc production was driven by lower grades, as expected in the mine plan, and power system availability. At our Trail Operations, refined zinc and refined lead production were 3% and 12% lower, respectively, than a year ago. Refined zinc production was impacted by planned maintenance and by issues in commissioning the new automated equipment to cast zinc. Refined lead production was impacted by unplanned maintenance resulting from boiler leaks. The boiler has reached the end of its life and replacement is planned in 2024.

14	Teck Resources Limited 2023 Second Quarter News Release

The table below summarizes the change in gross profit in our zinc business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2022	$156
Increase (decrease):
Zinc price realized	(82)
Sales volumes	14
Unit operating costs	(25)
Co-product and by-product contribution	(41)
Royalties	36
Inventory write-down (2022)	32
Foreign exchange	16
Depreciation	(1)
Net decrease	$(51)
As reported in current quarter	$105

Property, plant and equipment expenditures in the second quarter totaled $55 million, including $32 million for sustaining capital, of which $15 million relates to our Trail Operations and $17 million relates to our Red Dog Operations.

Markets

The refined zinc market came under pressure in the second quarter as metal imports from Asia into Europe and North America pushed zinc prices and premiums lower. Premiums have remained above normal historic levels, however, and they were 20% lower in Europe and 6% lower in North America compared to the first quarter of 2023. Prices for zinc on the London Metals Exchange in the second quarter averaged US$1.15 per pound, a decline from record highs in the second quarter of 2022 of US$1.78 per pound. Zinc prices continue to be impacted by poor macro economic conditions in North America and Europe and slower than expected Chinese economic growth. Automotive sales and production continued to improve in the second quarter with several regions approaching near-historic levels. Physical demand for zinc metal for use in preserving steel for infrastructure applications and renewable energy remains well supported.

The zinc concentrate market continued to improve with spot treatment charges falling in the second quarter, as Chinese buyers continued to restock and most European smelters maintained normal production. Imports of zinc concentrates to China have increased 24% through to May compared with 2022. Imports over the last twelve months reached 2.04 million tonnes, which is the highest rolling twelve month level since 2009.

LME zinc stocks rose by 35,750 tonnes in the second quarter and are up 131% over the end of last year, while stocks held on the Shanghai Futures Exchange (SHFE) fell 37,880 tonnes over the same period. Total global exchange stocks remained well below historical levels, ending the quarter at 3.6 days of global consumption, compared to the 25-year average of 17.2 days. We estimate that total reported global stocks, which include LME, SHFE and bonded stocks, fell by approximately 2,000 tonnes in the second quarter to less than 145,000 tonnes at the end of the quarter, representing an estimated 3.8 days of global demand, compared to the 25-year average of 18.2 days.

15	Teck Resources Limited 2023 Second Quarter News Release

Operations

Red Dog

Zinc production decreased to 133,700 tonnes in the second quarter compared with 143,800 tonnes a year ago. The lower production was due to lower zinc grade, as expected in the mine plan, and an unplanned five day shutdown due to power system availability at the beginning of the quarter. Zinc sales volumes of 60,000 tonnes were 8% higher in the second quarter compared to a year ago due to the timing of sales.

Red Dog zinc production is expected to improve in the second half of the year due to increased mill throughput, combined with higher grade and recovery.

Lead production of 23,500 tonnes in the second quarter was 2,500 tonnes higher than a year ago as a result of higher lead grade, as expected in the mine plan. Recovery was lower than plan due to lead solubility in the feed material. This is expected to extend to the second half of the year and as such, we have reduced our 2023 annual production guidance for lead to 95,000 tonnes to 110,000 tonnes from our previous guidance of 110,000 tonnes to 125,000 tonnes. The reduced lead production will increase our net cash unit costs1 for zinc, but we still expect to be within our previously disclosed 2023 annual guidance unit cost1 range.

Operating costs, before inventory changes, in the second quarter were US$116 million, or US$13 million higher than a year ago. The higher costs were expected in our 2023 unit cost1 guidance and reflect the inflationary pressures of annual supplies such as diesel and the timing of shipping.

Trail Operations

Refined zinc production of 67,900 tonnes in the second quarter was 2,300 tonnes lower than a year ago and was impacted by the planned roaster shutdown and commissioning the new automated equipment to cast zinc. Refined lead production of 16,200 tonnes in the second quarter was 2,200 tonnes lower than a year ago, and was impacted by unplanned KIVCET boiler repairs. Due to the ongoing repairs required, the replacement of the boiler will occur in 2024 instead of 2026. Based on this decision, we are expecting a reduction of by-product production in 2024, which will result in lower profitability. We will also be building up working capital as our zinc circuit will still be in operation and our zinc residue will be included in inventory and treated once KIVCET is back in operation.

Operating costs, before changes in inventory, in the second quarter were 7% higher than a year ago at $156 million, primarily due to planned maintenance cost relating to the zinc roaster.

Cost of Sales

Cost of sales was $427 million in the second quarter compared with $477 million a year ago, with the decrease driven by lower concentrate purchases at our Trail Operations, partially offset by higher maintenance costs. Total cash unit costs1 of product sold in the second quarter for Red Dog, before cash margins for by-products1, were US$0.66 per pound. This was US$0.18 per pound higher than a year ago and within our annual unit cost1 guidance, and was primarily driven by the increased cost of diesel and consumables, as expected. Net cash unit costs1 for zinc in the second quarter, after cash margin for by-products1 of US$0.65 per pound were US$0.21 per pound higher compared with a year ago, as expected in our annual guidance. Although second quarter unit costs1 are above our annual guidance range, the variance is related to the timing of sales, and as such, our annual guidance range is unchanged.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

16	Teck Resources Limited 2023 Second Quarter News Release

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2023	2022	2023	2022

Adjusted cash cost of sales[1]	$0.41	$0.32	$0.43	$0.32
Smelter processing charges	0.25	0.16	0.24	0.16
Total cash unit costs[1]	$0.66	$0.48	$0.67	$0.48
Cash margin for by-products[1]	(0.01)	(0.04)	—	(0.03)
Net cash unit costs[1]	$0.65	$0.44	$0.67	$0.45

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Outlook

Our 2023 annual guidance for our zinc business unit is outlined in our guidance tables on pages 28 — 32 and has been updated to reduce production guidance for lead contained in concentrate, as outlined above. There are no other changes to our previously disclosed guidance for our zinc business unit.

The Red Dog shipping season commenced on July 4, 2023. We currently expect sales of Red Dog zinc in concentrate to be in the range of 240,000 to 280,000 tonnes in the third quarter of 2023, reflecting the normal seasonal pattern of Red Dog sales.

17	Teck Resources Limited 2023 Second Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022

Steelmaking coal price (realized US$/tonne)	$264	$453	$273	$406
Steelmaking coal price (realized CAD$/tonne)	$355	$577	$369	$516
Production (million tonnes)	5.8	5.3	11.8	10.9
Sales (million tonnes)	6.2	6.3	12.4	12.3
Gross profit	$1,100	$2,536	$2,377	$4,316
Gross profit before depreciation and amortization[1]	$1,379	$2,806	$2,922	$4,838
Property, plant and equipment expenditures	$189	$102	$315	$195

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit in the second quarter from our steelmaking coal business unit was $1.1 billion compared with $2.5 billion a year ago (see table below), due to a significant decline in steelmaking coal prices, which reached all-time highs in the same period last year. Realized steelmaking coal prices in the second quarter remained above historical averages at US$264 per tonne.

Second quarter sales volumes were 6.2 million tonnes, within our previously announced guidance and similar to the same period a year ago. The logistics chain performed well during the quarter, drawing down steelmaking coal inventories as anticipated.

The table below summarizes the change in gross profit in our steelmaking coal business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended June 30,

As reported in second quarter of 2022	$2,536
Increase (decrease):
Steelmaking coal price realized	(1,535)
Sales volumes	(10)
Operating and transportation unit costs	9
Foreign exchange	109
Depreciation	(9)
Net decrease	$(1,436)
As reported in current quarter	$1,100

Property, plant and equipment expenditures were $189 million in the second quarter, which included $19 million associated with water projects. Capitalized stripping costs were $120 million in the second quarter compared with $162 million in the same period last year due to expected low stripping activities associated with higher raw coal release in the quarter.

18	Teck Resources Limited 2023 Second Quarter News Release

Markets

The FOB Australia price assessments in the second quarter, lagged by one month, averaged US$283 per tonne. This was a decrease from US$315 per tonne in the first quarter of 2023 and down from US$527 per tonne in the second quarter of 2022. Steelmaking coal prices began to stabilize in April 2023 after a period of declining prices, as Australian seaborne exports picked up compared to earlier this year, while there were limited spot transactions. Despite the recent increase in seaborne export levels, annualized Australian exports through May were lower again for the fourth consecutive year. At the same time, demand for steelmaking coal remained resilient, with annualized seaborne imports from key markets through May slightly higher than full year 2019, before the COVID-19 pandemic.

The CFR China price assessments for the second quarter averaged US$242 per tonne compared to US$328 per tonne in the first quarter of 2023 and US$405 per tonne in the second quarter of 2022. Year to date, Chinese steel exports climbed to a 7-year high due to lower than expected domestic steel demand and increased steel production. Recent policy announcements aimed at strengthening the Chinese property sector have yet to be reflected in demand.

Operations

Second quarter steelmaking coal production of 5.8 million tonnes was 9% higher than a year ago. The increase was largely attributable to only one planned maintenance outage in the second quarter, compared to both of our largest operations undergoing maintenance in the same period last year. Overall plant reliability improved relative to the second quarter of 2022, although we did experience intermittent challenges.

Total material movement during the second quarter was 7% lower than the same period a year ago. The decrease was due to longer waste haul distances. However, raw coal mined increased by 20%, which provides our operations with strong raw coal inventories to keep our plants fully utilized. Equipment hours were in-line with the second quarter of 2022, as our workforce levels and equipment utilization continue to stabilize.

Cost of Sales

Cost of sales was $1.2 billion in the second quarter, consistent with the same period last year, and our adjusted site cash cost of sales1 was $94 per tonne compared with $95 per tonne a year ago. Our adjusted site cash cost of sales1 was slightly lower than the same period a year ago due to favourable mining drivers and higher yields.

Transportation unit costs1 in the second quarter were $47 per tonne compared to $46 per tonne in the same quarter last year. The transportation cost increase was driven by higher number of vessels at anchor to start the quarter, decreasing back to normal levels at the end of the quarter. Transportation unit costs1 are expected to decline in the second half of the year with lower anticipated demurrage, as planned.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

19	Teck Resources Limited 2023 Second Quarter News Release

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in CAD$ per tonne)	2023	2022	2023	2022

Adjusted site cash cost of sales[1]	$94	$95	$91	$86
Transportation costs	47	46	49	46
Unit costs[1]	$141	$141	$140	$132

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per tonne)	2023	2022	2023	2022

Adjusted site cash cost of sales[1]	$70	$76	$68	$68
Transportation costs	35	36	36	36
Unit costs[1]	$105	$112	$104	$104

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our total cost of sales for the quarter also included a $23 per tonne charge for the amortization of capitalized stripping costs and $22 per tonne for other depreciation.

Outlook

Our steelmaking coal business is well positioned to deliver strong financial performance in the second half of 2023, with our operations and logistics chain performing at planned operating levels. Our 2023 annual guidance for our steelmaking coal business unit is outlined in our guidance tables on pages 28 — 32 and is unchanged from our previously issued guidance. Due to lower than anticipated production levels in the second quarter associated with intermittent plant reliability challenges, we expect annual production to be at the lower end of the guidance range.

With steelmaking coal inventories exiting the second quarter at low levels, third quarter sales are expected to be between 5.6 and 6.0 million tonnes as we undertake planned maintenance shutdown activities at two of our operations during the third quarter.

We have experienced minimal impacts to our business from the B.C. port workers strike initiated at the start of July. However, we continue to monitor the situation as it remains fluid. An ongoing or unresolved labour disruption could reduce our sales volumes in the third quarter should congestion or interruptions extend beyond our ability to mitigate. We expect higher than anticipated transportation costs while we utilize our additional port capacity to deliver on customer commitments. However, our previously disclosed 2023 transportation unit cost guidance is unchanged.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short, medium, and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

Our 2023 priorities include the ramp up of our current 77.5 million litres per day constructed water treatment capacity to designed operating rates by the end of the year, a fourfold increase from 2020. With this additional capacity, we expect to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley.

20	Teck Resources Limited 2023 Second Quarter News Release

Our 2023 and 2024 guidance related to sustaining capital investment in water treatment facilities, water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) are unchanged from our previously issued guidance. Key projects include the Line Creek Operations (LCO) Line Creek Water Management Project, the LCO Dry Creek Water Treatment Project, the Fording River North 1 Phase 3 Saturated Rock Fill (SRF), and the advancement of the Fording River North 2 Phase 1 SRF, which is expected to increase treatment capacity in the north Elk Valley earlier than previously planned. The continued investment in water treatment during this time frame is expected to further increase our constructed water treatment capacity to 127.5 million litres per day by the end of 2026.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates to date are based on limited engineering. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are protective of the environment and human health, and provides for adjustments if warranted by monitoring results. Proposed amendments to the Plan are under discussion with provincial regulators and Indigenous communities.

The state of Montana's water quality standard for the Koocanusa Reservoir downstream of our mining operations has been set aside on procedural grounds. We continue to engage with U.S. regulators to work towards the establishment of appropriate science-based standards for the reservoir. Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies. This could substantially increase or decrease both capital and operating costs associated with water quality management or could materially affect our ability to permit mine life extensions in new mining areas.

21	Teck Resources Limited 2023 Second Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $214 million in the second quarter compared with $373 million a year ago. Significant items in the second quarter included $172 million of negative settlement pricing adjustments and $56 million of share based compensation expense, partly offset by a $117 million gain relating to the Elkview business interruption insurance claim.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at March 31, 2023 and June 30, 2023.

	Outstanding at		Outstanding at
	June 30, 2023		March 31, 2023
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	126	3.77	134	4.08
Zinc	145	1.08	146	1.33

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, the interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense of $67 million in the second quarter was $21 million higher the same period last year partly due to higher accretion for our decommissioning and restoration provision. In the fourth quarter of 2023, we expect our finance expense to increase compared to 2022 as we capitalize lower borrowing cost amounts relating to the development of QB2.

Our non-operating expense was $211 million in the second quarter compared with $101 million in the same period last year. The most significant item in the quarter was a $112 million loss on the changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI. The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect when QBSA repays the loans. In addition, we expensed approximately $40 million in relation to the remeasurement of the financial liability associated with Teck's indirect exposure to the remaining term of a downstream pipeline take or pay toll commitment related to the sale of our interest in Fort Hills.

Our general and administration expenses of $82 million in the second quarter were $32 million higher than the same period last year as we invest in digital tools and systems to enhance productivity across our business. General and administration expenses are expected to continue at current levels through the balance of 2023.

Income Taxes

Provision for income and resource taxes was $336 million, or 42% of pre-tax profit. Our rate is higher than the Canadian statutory income tax rate of 27% due to resource taxes and higher taxes in some foreign jurisdictions. In the second quarter, the loss on the carrying value of the ENAMI preferential dividend stream, which is not deductible for tax purposes, contributed to increasing our overall effective tax rate by an additional 4%.

The Chilean Congress approved the new Mining Royalty bill on May 17, 2023. However, as of June 30, 2023, the President has not yet signed it into law and, therefore, there is no financial statement impact this quarter as the bill of law is not yet substantially enacted. Upon enactment, we expect to record an estimated $98 million charge to deferred income tax expense and a corresponding increase to deferred income tax liabilities. Due to the tax stability agreements we have in place with the Chilean government for Carmen de Andacollo and Quebrada Blanca, we will continue to be subject to the current Specific Mining Tax regime until the end of 2027 and 2037, respectively, before we are subject to the new Mining Royalty regime.

22	Teck Resources Limited 2023 Second Quarter News Release

We are subject to and pay cash income and resource taxes in all jurisdictions. In the first quarter of this year, we began making monthly statutory minimum Canadian income tax instalments. Due to income inclusion timing rules related to the partnerships through which our Canadian steelmaking coal and copper operations are held, previously deferred Canadian income taxes of approximately $625 million associated with our 2022 earnings will be payable in February 2024, together with the final tax payment associated with our 2023 earnings.

23	Teck Resources Limited 2023 Second Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remain strong. Our debt position, net debt2, and credit ratios are summarized in the table below:

	June 30, 2023		December 31, 2022

Term notes	$2,470		$2,585
QB2 senior limited recourse project finance facility	2,353		2,500
Lease liabilities	428		422
Carmen de Andacollo short-term loans	69		52
Antamina credit facilities	225		225
Less unamortized fees and discounts	(64)		(71)
Debt and lease liabilities (US$ in millions)	$5,481		$5,713

Debt and lease liabilities (Canadian $ equivalent)[1] (A)	$7,258		$7,738
Less cash balances	(1,773)		(1,883)
Net debt[2] (B)	$5,485		$5,855
Equity (C)	$27,625		$26,511
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	17%		18%
Net debt to adjusted EBITDA ratio[2]	0.8	x	0.6	x
Weighted average coupon rate on the term notes	5.4%		5.3%

Notes:

1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $7.0 billion as at July 26, 2023, including $1.7 billion of cash.

On June 15, 2023, we made the first scheduled debt repayment on our senior QB2 project finance facility. Semi-annual payments of US$147 million are required on June 15 and December 15 over the next 8.5 years.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$4.0 billion committed revolving credit facility is a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by Greenhouse Gas (GHG) intensity, percentage of women in Teck's workforce, and safety. This facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was 17% at June 30, 2023.

Antamina maintains a US$1.0 billion loan agreement that matures in July 2026. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totaled approximately $3.5 billion at June 30, 2023. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

24	Teck Resources Limited 2023 Second Quarter News Release

Operating Cash Flow

Cash flow from operations in the second quarter was $1.1 billion compared with $2.9 billion a year ago. The decrease reflects lower prices for our primary products, most significantly steelmaking coal, which reached record highs in the second quarter of 2022.

During the second quarter, changes in working capital items were a source of cash of $81 million compared with $301 million a year ago.

Investing Activities

Expenditures on property, plant and equipment were $1.3 billion in the second quarter, including $709 million for the QB2 project and $309 million of sustaining capital. The largest components of sustaining capital expenditures were $186 million at our steelmaking coal operations, $37 million at Quebrada Blanca and $24 million at Antamina.

Capitalized production stripping costs were $235 million in the second quarter compared with $255 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations and initial pre-stripping activities at Quebrada Blanca to ready the operations.

The table below summarizes our year-to-date capital spending for 2023:

($ in millions)	Sustaining	Growth	QB2 Project	QB2 Ramp-up	Sub-total	Capitalized Stripping	Total

Copper	$159	$158	$1,612	$187	$2,116	$190	$2,306
Zinc	59	32	—	—	91	33	124
Steelmaking coal	308	7	—	—	315	322	637
Corporate	13	—	—	—	13	—	13
	$539	$197	$1,612	$187	$2,535	$545	$3,080

Financing Activities

In the second quarter, we made our first semi-annual repayment on the QB2 project finance facility of US$147 million, as outlined above.

Interest and various finance fees paid in the second quarter, including amounts capitalized, totaled $247 million, $141 million higher than year ago. Our higher financing costs reflect the increased borrowing costs related to the development of QB2, which was partly offset by lower balances on our public notes as a result of purchases made in 2022.

In the second quarter, we paid $65 million in respect of our regular base quarterly dividend of $0.125 per share.

We also purchased approximately 1.6 million Class B subordinate voting shares for $85 million in the second quarter under our normal course issuer bid.

25	Teck Resources Limited 2023 Second Quarter News Release

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2023, approximately $2.2 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, ongoing uncertainty related to global economic growth and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, as well as any potential resurgence of COVID-19, may have an impact on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future, which could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

26	Teck Resources Limited 2023 Second Quarter News Release

The sensitivity of our annualized profit (loss) attributable to shareholders and EBITDA5 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2023 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2023 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Profit (Loss) Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA2 5 ($ in millions)
US$ exchange		CAD$0.01	$60	$98
Copper (000's tonnes)	352.5	US$0.01/lb	$5	$9
Zinc (000's tonnes)[3]	945.0	US$0.01/lb	$8	$12
Steelmaking coal (million tonnes)	25.0	US$1/tonne	$18	$29
WTI[4]		US$1/bbl	$3	$5

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit (loss) attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 280,000 tonnes of refined zinc and 665,000 tonnes of zinc contained in concentrate.
4.	Our WTI oil price sensitivity takes into account the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
5.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, QB2 variable consideration to IMSA and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

27	Teck Resources Limited 2023 Second Quarter News Release

GUIDANCE

Our guidance for 2023, including production guidance for the following three years, is outlined in the tables below. The guidance ranges reflect uncertainties including the potential for extreme weather events and other potential disruptions. The guidance outlined below is unchanged from our previous disclosures, with the exception of our 2023 annual production guidance for QB2 copper production and Red Dog's lead production.

28	Teck Resources Limited 2023 Second Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2022, our guidance for production for 2023 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal and molybdenum)	2022	Previous Guidance 2023	Change	Current Guidance 2023	Previous Three-Year Guidance 2024 – 2026	Change	Current Guidance 2024 – 2026

PRINCIPAL PRODUCTS

Copper1 2
Highland Valley Copper	119.1	110 - 118	—	110 - 118	120 - 165	—	120 - 165
Antamina	102.3	90 - 97	—	90 - 97	90 - 100	—	90 - 100
Carmen de Andacollo[3]	39.5	40 - 50	—	40 - 50	50 - 60	—	50 - 60
Quebrada Blanca[3]	9.6	150 - 180	(60) - (70)	90 - 110	285 - 315	—	285 - 315
	270.5	390 - 445	(60) - (70)	330 - 375	545 - 640	—	545 - 640
Zinc1 2 4
Red Dog	553.1	550 - 580	—	550 - 580	500 - 550	—	500 - 550
Antamina	97.4	95 - 105	—	95 - 105	55 - 95	—	55 - 95
	650.5	645 - 685	—	645 - 685	555 - 645	—	555 - 645
Refined zinc
Trail Operations	248.9	270 - 290	—	270 - 290	280 - 310	—	280 - 310
Steelmaking coal (million tonnes)	21.5	24.0 - 26.0	—	24.0 - 26.0	24.0 - 26.0	—	24.0 - 26.0

OTHER PRODUCTS
Lead[1]
Red Dog	79.5	110 - 125	(15) - (15)	95 - 110	85 - 95	—	85 - 95
Molybdenum (million pounds)1 2
Highland Valley Copper	1.0	0.8 - 1.2	—	0.8 - 1.2	2.0 - 6.0	—	2.0 - 6.0
Antamina	1.5	2.2 - 2.6	—	2.2 - 2.6	2.0 - 4.0	—	2.0 - 4.0
Quebrada Blanca	—	1.5 - 3.0	—	1.5 - 3.0	10.0 - 14.0	—	10.0 - 14.0
	2.5	4.5 - 6.8	—	4.5 - 6.8	14.0 - 24.0	—	14.0 - 24.0

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest.
3.	Copper production includes cathode production at Quebrada Blanca (10,000 tonnes) and a minimal amount at Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

29	Teck Resources Limited 2023 Second Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q2 2023	Guidance Q3 2023
Zinc (000's tonnes)[1]
Red Dog	60	240 - 280
Steelmaking coal (million tonnes)	6.2	5.6 - 6.0

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products 2022 and our unit cost guidance for selected principal products in 2023.

	2022	Previous Guidance 2023	Change	Current Guidance 2023

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.02	2.05 - 2.25	—	2.05 - 2.25
Net cash unit costs3 4 (US$/lb.)	1.56	1.60 - 1.80	—	1.60 - 1.80

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.58	0.68 - 0.78	—	0.68 - 0.78
Net cash unit costs3 4 (US$/lb.)	0.44	0.50 - 0.60	—	0.50 - 0.60

Steelmaking coal
Adjusted site cash cost of sales[4] (CAD$/tonne)	89	88 - 96	—	88 - 96
Transportation costs (CAD$/tonne)	47	45 - 48	—	45 - 48

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2023 assumes a zinc price of US$1.45 per pound, a molybdenum price of US$17.00 per pound, a silver price of US$20 per ounce, a gold price of US$1,755 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. Excludes Quebrada Blanca.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2023 assumes a lead price of US$0.90 per pound, a silver price of US$20 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. By-products include both by-products and co-products.
3.	After co-product and by-product margins and excluding Quebrada Blanca.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

30	Teck Resources Limited 2023 Second Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2022 and our capital expenditure guidance for 2023.

(Teck’s share in CAD$ millions)	2022	Previous Guidance 2023	Change	Current Guidance 2023
Sustaining
Copper[1]	$297	$510	$—	$510
Zinc	244	150	—	150
Steelmaking coal[2]	520	760	—	760
Corporate	17	10	—	10
	$1,078	$1,430	$—	$1,430
Growth
Copper[3]	$217	$250	$—	$250
Zinc	37	80	—	80
Steelmaking coal	30	30	—	30
Corporate	1	—	—	—
	$285	$360	$—	$360
Total
Copper	$514	$760	$—	$760
Zinc	281	230	—	230
Steelmaking coal	550	790	—	790
Corporate	18	10	—	10
	$1,363	$1,790	$—	$1,790

QB2 capital expenditures	$3,060	$1,650 - 2,200	$—	$1,650 - 2,200
Total before SMM and SC contributions	4,423	3,440 - 3,990	—	3,440 - 3,990
Estimated SMM and SC contributions to capital expenditures	(1,090)	(670) - (850)	—	(670) - (850)
Estimated QB2 project financing draw to capital expenditures	(315)	—	—	—
Total, net of partner contributions and project financing	$3,018	$2,770 - 3,140	$—	$2,770 - 3,140

Notes:

1.	Copper sustaining capital guidance for 2023 includes Quebrada Blanca concentrate operations.
2.	Steelmaking coal sustaining capital 2023 guidance includes $220 million of water treatment capital and we expect to invest between $450 and $550 million for the two years ended December 31, 2024.
3.	Copper growth capital guidance for 2023 includes studies for HVC 2040, Zafranal, San Nicolás, NewRange, QBME, Galore Creek, Schaft Creek and NuevaUnión.

31	Teck Resources Limited 2023 Second Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2022	Previous Guidance 2023	Change	Current Guidance 2023
Copper	$336	$295	$—	$295
Zinc	89	55	—	55
Steelmaking coal	617	750	—	750
	$1,042	$1,100	$—	$1,100

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2023		2022				2021
(in millions, except for share data)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	$3,519	$3,785	$3,140	$4,260	$5,300	$4,616	$4,196	$3,792	$2,394
Gross profit	1,410	1,666	1,154	1,797	3,142	2,478	2,114	1,690	723
Profit (loss) attributable to shareholders	510	1,140	266	(195)	1,675	1,571	1,487	816	260
Basic earnings (loss) per share	$0.98	$2.22	$0.52	$(0.37)	$3.12	$2.93	$2.79	$1.53	$0.49
Diluted earnings (loss) per share	$0.97	$2.18	$0.51	$(0.37)	$3.07	$2.87	$2.74	$1.51	$0.48
Cash flow from operations	$1,130	$1,092	$930	$1,809	$2,921	$2,323	$2,098	$1,480	$575

AREA OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2022 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with

32	Teck Resources Limited 2023 Second Quarter News Release

reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

Term Secured Overnight Financing Rate (Term SOFR) was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for USD London Interbank Offered Rate (LIBOR) based loans. Term SOFR is expected to be largely equivalent on an economic basis to LIBOR, which allowed for use of the practical expedient under IFRS 9. Our QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR.

During the year ended December 31, 2022, we transitioned our sustainability-linked revolving credit facility to Term SOFR. This did not affect our financial statements as this credit facility remains undrawn. As at June 30, 2023, we have transitioned the remaining financial instruments that used LIBOR settings to Term SOFR. The transition did not result in a significant change to our financial statements, our interest rate risk management strategy or our interest rate risk.

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concepts when making judgments about accounting policy disclosures. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on our annual financial statements.

Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments Disclosures to provide guidance on disclosures related to supplier finance arrangements that enable users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. We are currently assessing the potential disclosure requirements of these amendments.

33	Teck Resources Limited 2023 Second Quarter News Release

OUTSTANDING SHARE DATA

As at July 26, 2023, there were 512.0 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 13.9 million share options outstanding with exercise prices ranging between $5.34 and $63.11 per share. More information on these instruments and the terms of their conversion is set out in Note 25 of our 2022 audited consolidated financial statements. On May 12, 2023, we completed the plan of arrangement under the Canada Business Corporations Act to implement a six-year sunset of the multiple voting rights attached to the Class A common shares.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

34	Teck Resources Limited 2023 Second Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2023	2022	2023	2022

REVENUE
Copper
Highland Valley Copper	$285	$399	$600	$843
Antamina	322	414	653	774
Carmen de Andacollo	101	131	198	228
Quebrada Blanca	25	29	45	58
	733	973	1,496	1,903

Zinc
Trail Operations	520	613	1,003	1,197
Red Dog	144	223	408	747
Other	1	2	3	5
Intra-segment revenue	(133)	(205)	(266)	(396)
	532	633	1,148	1,553

Steelmaking coal	2,254	3,694	4,660	6,460
TOTAL REVENUE	$3,519	$5,300	$7,304	$9,916

GROSS PROFIT
Copper
Highland Valley Copper	$62	$176	$159	$376
Antamina	168	252	344	466
Carmen de Andacollo	(22)	16	(27)	41
Quebrada Blanca	(1)	6	(4)	18
Other	(2)	—	(6)	—
	205	450	466	901

Zinc
Trail Operations	10	(7)	22	7
Red Dog	107	164	213	400
Other	(12)	(1)	(2)	(4)
	105	156	233	403

Steelmaking coal	1,100	2,536	2,377	4,316
TOTAL GROSS PROFIT	$1,410	$3,142	$3,076	$5,620

35	Teck Resources Limited 2023 Second Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2023	2022	2023	2022

OPERATING COSTS
Copper
Highland Valley Copper	$177	$166	$347	$351
Antamina	78	86	163	164
Carmen de Andacollo	98	84	175	137
Quebrada Blanca	24	21	45	37
Other	2	—	6	—
	379	357	736	689

Zinc
Trail Operations	166	157	324	302
Red Dog	48	28	123	103
Other	13	3	5	9
	227	188	452	414

Steelmaking coal	583	598	1,134	1,057
Total operating costs	$1,189	$1,143	$2,322	$2,160

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$11	$16	$20	$29
Antamina	9	14	17	26
Carmen de Andacollo	6	10	14	15
Quebrada Blanca	1	1	1	1
	27	41	52	71

Zinc
Trail Operations	43	40	77	75
Red Dog	14	14	38	52
	57	54	115	127

Steelmaking coal	292	290	604	565
Total transportation costs	$376	$385	$771	$763

36	Teck Resources Limited 2023 Second Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2023	2022	2023	2022

RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$278	$404	$533	$774
Intra-segment purchases	(133)	(205)	(266)	(396)
Total raw material purchases	$145	$199	$267	$378

ROYALTY COSTS
Copper
Antamina	$9	$16	$17	$28

Zinc
Red Dog	(41)	(2)	(3)	135
Total royalty costs	$(32)	$14	$14	$163

DEPRECIATION AND AMORTIZATION
Copper
Highland Valley Copper	$35	$41	$74	$87
Antamina	58	46	112	90
Carmen de Andacollo	19	21	36	35
Quebrada Blanca	1	1	3	2
	113	109	225	214

Zinc
Trail Operations	23	19	47	39
Red Dog	16	19	37	57
	39	38	84	96

Steelmaking coal	279	270	545	522
Total depreciation and amortization	$431	$417	$854	$832
TOTAL COST OF SALES	$2,109	$2,158	$4,228	$4,296

37	Teck Resources Limited 2023 Second Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2023	2022	2023	2022

Copper
Highland Valley Copper	$35	$40	$73	$75
Antamina	35	33	70	60
Carmen de Andacollo	6	2	9	3
Quebrada Blanca	19	—	38	—
	95	75	190	138

Zinc
Red Dog	20	18	33	41
Steelmaking coal	120	162	322	309
Total	$235	$255	$545	$488

38	Teck Resources Limited 2023 Second Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Highland Valley Copper
Tonnes mined (000's)	17,987	19,107	36,425	37,424
Tonnes milled (000's)	8,542	9,774	17,549	19,383
Copper
Grade (%)	0.31	0.35	0.30	0.34
Recovery (%)	91.7	91.1	91.7	91.0
Production (000's tonnes)	24.0	31.0	48.5	60.7
Sales (000's tonnes)	25.0	33.7	51.3	69.3
Molybdenum
Production (million pounds)	0.3	—	0.8	0.3
Sales (million pounds)	0.4	0.1	0.7	0.5

Antamina
Tonnes mined (000's)	62,894	64,026	120,833	122,144
Tonnes milled (000's)
Copper-only ore	7,053	7,550	13,254	14,213
Copper-zinc ore	6,844	5,581	12,992	12,053
	13,897	13,131	26,246	26,266
Copper[1]
Grade (%)	0.89	1.02	0.88	0.98
Recovery (%)	87.7	89.1	87.5	88.6
Production (000's tonnes)	112.2	121.8	203.3	232.7
Sales (000's tonnes)	106.1	125.0	205.6	226.2

Zinc[1]
Grade (%)	2.23	2.14	2.04	2.07
Recovery (%)	87.7	85.4	86.2	85.5
Production (000's tonnes)	136.7	97.1	220.0	212.2
Sales (000's tonnes)	132.3	108.4	223.4	213.3

Molybdenum
Production (million pounds)	2.2	1.6	3.7	2.8
Sales (million pounds)	1.5	1.4	3.5	2.7

Note:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

39	Teck Resources Limited 2023 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Carmen de Andacollo
Tonnes mined (000’s)	6,129	4,929	11,860	10,003
Tonnes milled (000’s)	4,040	4,356	8,286	8,552
Copper
Grade (%)	0.35	0.29	0.32	0.29
Recovery (%)	71.7	79.5	74.3	81.1
Production (000’s tonnes)	10.2	10.4	20.0	20.2
Sales (000’s tonnes)	10.4	11.4	19.6	19.8

Copper cathode
Production (000’s tonnes)	—	0.2	0.1	0.5
Sales (000’s tonnes)	—	0.2	—	0.5

Gold[1]
Production (000’s ounces)	6.6	5.7	12.1	12.2
Sales (000’s ounces)	6.7	6.2	13.0	13.0

Note:

1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca
Copper[1]
Production (000’s tonnes)	2.9	—	2.9	—

Copper cathode
Production (000's tonnes)	2.0	2.4	3.9	4.7
Sales (000's tonnes)	2.3	2.4	3.9	4.7

Note:

1.	Quebrada Blanca copper concentrate is in the ramp up phase. Detailed mine statistics will be provided once ramp up is near completion or complete.

40	Teck Resources Limited 2023 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	139	135	261	266
Lead	25	26	52	58
Metal production
Zinc (000's tonnes)	67.9	70.2	129.5	138.9
Lead (000's tonnes)	16.2	18.4	32.2	37.0
Silver (million ounces)	2.6	3.2	5.0	6.2
Gold (000's ounces)	7.3	7.9	11.4	16.4
Metal sales
Zinc (000's tonnes)	67.4	66.9	121.9	135.9
Lead (000's tonnes)	15.0	17.5	29.9	36.6
Silver (million ounces)	2.6	3.1	4.9	6.1
Gold (000's ounces)	6.6	8.2	10.7	16.0

41	Teck Resources Limited 2023 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Red Dog
Tonnes mined (000's)	2,814	3,086	5,078	6,111
Tonnes milled (000's)	1,098	987	2,090	2,015
Zinc
Grade (%)	15.0	16.8	15.2	16.1
Recovery (%)	81.4	88.7	82.1	85.0
Production (000's tonnes)	133.7	143.8	259.9	275.4
Sales (000's tonnes)	60.0	55.8	148.7	200.9
Lead
Grade (%)	4.4	3.0	4.3	3.8
Recovery (%)	48.5	48.0	51.3	56.1
Production (000's tonnes)	23.5	21.0	46.6	42.5
Sales (000's tonnes)	—	—	—	—

Steelmaking coal
Waste production (million BCM’s)	52.6	57.7	112.6	113.6
Clean coal production (million tonnes)	5.8	5.3	11.8	10.9
Clean coal strip ratio (waste BCM’s/coal tonnes)	9.1:1	10.9:1	9.5:1	10.4:1
Sales (million tonnes)	6.2	6.3	12.4	12.3

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit (loss) attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

42	Teck Resources Limited 2023 Second Quarter News Release

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

43	Teck Resources Limited 2023 Second Quarter News Release

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

44	Teck Resources Limited 2023 Second Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022

Profit from continuing operations attributable to shareholders	$510	$1,582	$1,676	$3,101
Add (deduct) on an after-tax basis[1]:
Loss on debt purchase	—	46	—	46
QB2 variable consideration to IMSA and ENAMI	69	37	71	96
Environmental costs	3	(51)	16	(111)
Inventory write-downs (reversals)	—	23	—	23
Share-based compensation	42	6	60	88
Commodity derivatives	23	34	19	(3)
Loss (gain) on sale or contribution of assets	—	(1)	(186)	—
Elkview business interruption claim	(81)	—	(149)	—
Profit from discontinued operations[2]	—	93	—	145
Other	77	3	66	7
Adjusted profit attributable to shareholders	$643	$1,772	$1,573	$3,392

Basic earnings per share from continuing operations	$0.98	$2.95	$3.25	$5.78
Diluted earnings per share from continuing operations	$0.97	$2.90	$3.20	$5.67
Adjusted basic earnings per share	$1.24	$3.30	$3.05	$6.33
Adjusted diluted earnings per share	$1.22	$3.25	$3.00	$6.21

Notes:

1.	Adjustments for the three and six months ended June 30, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three and six months ended June 30, 2022.

45	Teck Resources Limited 2023 Second Quarter News Release

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2023	2022	2023	2022

Basic earnings per share from continuing operations	$0.98	$2.95	$3.25	$5.78
Add (deduct)[1]:
Loss on debt purchase	—	0.09	—	0.09
QB2 variable consideration to IMSA and ENAMI	0.14	0.07	0.14	0.18
Environmental costs	—	(0.10)	0.03	(0.21)
Inventory write-downs (reversals)	—	0.04	—	0.04
Share-based compensation	0.08	0.01	0.11	0.17
Commodity derivatives	0.05	0.06	0.04	(0.01)
Loss (gain) on sale or contribution of assets	—	—	(0.36)	—
Elkview business interruption claim	(0.16)	—	(0.29)	—
Profit from discontinued operations[2]	—	0.18	—	0.27
Other	0.15	—	0.13	0.02
Adjusted basic earnings per share	$1.24	$3.30	$3.05	$6.33

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2023	2022	2023	2022

Diluted earnings per share from continuing operations	$0.97	$2.90	$3.20	$5.67
Add (deduct)[1]:
Loss on debt purchase	—	0.08	—	0.08
QB2 variable consideration to IMSA and ENAMI	0.13	0.07	0.13	0.18
Environmental costs	0.01	(0.09)	0.03	(0.2)
Inventory write-downs (reversals)	—	0.04	—	0.04
Share-based compensation	0.08	0.01	0.11	0.16
Commodity derivatives	0.04	0.06	0.04	(0.01)
Loss (gain) on sale or contribution of assets	—	—	(0.35)	—
Elkview business interruption claim	(0.15)	—	(0.28)	—
Profit from discontinued operations[2]	—	0.17	—	0.27
Other	0.14	0.01	0.12	0.02
Adjusted diluted earnings per share	$1.22	$3.25	$3.00	$6.21

Notes:

1.	Adjustments for the three and six months ended June 30, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three and six months ended June 30, 2022.

46	Teck Resources Limited 2023 Second Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2022		(B) Six months ended June 30, 2022	(C) Six months ended June 30, 2023	(A-B+C) Twelve months ended June 30, 2023

Profit from continuing operations before taxes	$6,565		$4,890	$2,661	$4,336
Finance expense net of finance income	150		83	69	136
Depreciation and amortization	1,674		832	854	1,696
EBITDA	$8,389		$5,805	$3,584	$6,168

Add (deduct)[1]:
Asset impairment	1,234		—	—	1,234
Loss (gain) on debt purchase	58		63	—	(5)
QB2 variable consideration to IMSA and ENAMI	188		161	116	143
Environmental costs	128		(153)	21	302
Inventory write-down	50		32	—	18
Share-based compensation	236		115	78	199
Commodity derivatives	(35)		(4)	24	(7)
Loss (gain) on sale or contribution of assets	18		—	(257)	(239)
Elkview business interruption claim	—		—	(219)	(219)
Profit (loss) from discontinued operations[2]	(811)		304	—	(1,115)
Other	113		11	104	206
Adjusted EBITDA	$9,568	(D)	$6,334	$3,451	$6,685	(E)

Total debt at period end	$7,738	(F)			$7,258	(G)
Less: cash and cash equivalents at period end	(1,883)				(1,773)
Net debt	$5,855	(H)			$5,485	(I)

Debt to adjusted EBITDA ratio	0.8	(F/D)			1.1	(G/E)
Net Debt to adjusted EBITDA ratio	0.6	(H/D)			0.8	(I/E)
Equity attributable to shareholders of the company	$25,473	(J)			$26,415	(K)
Other financial obligations	$441	(L)			$265	(M)
Adjusted Net debt to capitalization ratio	0.19	(H+L)/(F+J+L)			0.17	(I+M)/ (G+K+M)

Notes:

1.	Adjustments for the (A) twelve months ended December 31, 2022 and (B) six months ended June 30, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the (A) twelve months ended December 31, 2022 and (B) six months ended June 30, 2022.

47	Teck Resources Limited 2023 Second Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022

Profit from continuing operations before taxes	$805	$2,522	$2,661	$4,890
Finance expense net of finance income	39	40	69	83
Depreciation and amortization	431	417	854	832
EBITDA	1,275	2,979	3,584	5,805

Add (deduct)[1]:
Loss on debt purchase	—	63	—	63
QB2 variable consideration to IMSA and ENAMI	114	62	116	161
Environmental costs	4	(71)	21	(153)
Inventory write-downs (reversals)	—	32	—	32
Share-based compensation	56	5	78	115
Commodity derivatives	30	45	24	(4)
Loss (gain) on sale or contribution of assets	1	(2)	(257)	—
Elkview business interruption claim	(117)	—	(219)	—
Profit from discontinued operations[2]	—	182	—	304
Other	116	(5)	104	11
Adjusted EBITDA	$1,479	$3,290	$3,451	$6,334

Notes:

1.	Adjustments for the three and six months ended June 30, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three and six months ended June 30, 2022.

48	Teck Resources Limited 2023 Second Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022

Gross profit	$1,410	$3,142	$3,076	$5,620
Depreciation and amortization	431	417	854	832
Gross profit before depreciation and amortization	$1,841	$3,559	$3,930	$6,452

Reported as:
Copper
Highland Valley Copper	$97	$217	$233	$463
Antamina	226	298	456	556
Carmen de Andacollo	(3)	37	9	76
Quebrada Blanca	—	7	(1)	20
Other	(2)	—	(6)	—
	318	559	691	1,115

Zinc
Trail Operations	33	12	69	46
Red Dog	123	183	250	457
Other	(12)	(1)	(2)	(4)
	144	194	317	499

Steelmaking coal	1,379	2,806	2,922	4,838
Gross profit before depreciation and amortization	$1,841	$3,559	$3,930	$6,452

49	Teck Resources Limited 2023 Second Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022

Revenue
Copper (A)	$733	$973	$1,496	$1,903
Zinc (B)	532	633	1,148	1,553
Steelmaking coal (C)	2,254	3,694	4,660	6,460
Total	$3,519	$5,300	$7,304	$9,916

Gross profit before depreciation and amortization
Copper (E)	$318	$559	$691	$1,115
Zinc (F)	144	194	317	499
Steelmaking coal (G)	1,379	2,806	2,922	4,838
Total	$1,841	$3,559	$3,930	$6,452

Gross profit margins before depreciation and amortization
Copper (E/A)	43%	57%	46%	59%
Zinc (F/B)	27%	31%	28%	32%
Steelmaking coal (G/C)	61%	76%	63%	75%

50	Teck Resources Limited 2023 Second Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2023	2022	2023	2022
Revenue as reported	$733	$973	$1,496	$1,903
Less:
Quebrada Blanca revenue as reported	(25)	(29)	(45)	(58)
By-product revenue (A)	(102)	(125)	(206)	(244)
Smelter processing charges (B)	38	36	77	69
Adjusted revenue	$644	$855	$1,322	$1,670

Cost of sales as reported	$528	$523	$1,030	$1,002
Less: Quebrada Blanca cost of sales as reported	(26)	(23)	(49)	(40)
	$502	$500	$981	$962
Less:
Depreciation and amortization	(112)	(108)	(222)	(212)
Labour settlement charges	—	(8)	—	(31)
By-product cost of sales (C)	(32)	(24)	(57)	(46)
Adjusted cash cost of sales (D)	$358	$360	$702	$673

Payable pounds sold (millions)[1] (E)	126.2	156.4	249.2	299.1

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.84	$2.30	$2.82	$2.25
Smelter processing charges (B/E)	0.30	0.23	0.31	0.23
Total cash unit costs – CAD$/pound	$3.14	$2.53	$3.13	$2.48
Cash margin for by-products – ((A – C)/E)	(0.55)	(0.65)	(0.60)	(0.66)
Net cash unit costs – CAD$/pound	$2.59	$1.88	$2.53	$1.82

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.28	$1.35	$1.27

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.11	$1.80	$2.09	$1.77
Smelter processing charges	0.22	0.18	0.23	0.18
Total cash unit costs – US$/pound	$2.33	$1.98	$2.32	$1.95
Cash margin for by-products	(0.41)	(0.51)	(0.45)	(0.52)
Net cash unit costs – US$/pound	$1.92	$1.47	$1.87	$1.43

Notes:

1.	Excludes Quebrada Blanca sales.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

51	Teck Resources Limited 2023 Second Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2023	2022	2023	2022
Revenue as reported	$532	$633	$1,148	$1,553
Less:
Trail Operations revenue as reported	(520)	(613)	(1,003)	(1,197)
Other revenue as reported	(1)	(2)	(3)	(5)
Add back: Intra-segment revenue as reported	133	205	266	396
	$144	$223	$408	$747
By-product revenue (A)	(1)	(5)	—	(15)
Smelter processing charges (B)	37	22	93	76
Adjusted revenue	$180	$240	$501	$808

Cost of sales as reported	$427	$477	$915	$1,150
Less:
Trail Operations cost of sales as reported	(510)	(620)	(981)	(1,190)
Other cost of sales as reported	(13)	(3)	(5)	(9)
Add back: Intra-segment purchases as reported	133	205	266	396
	$37	$59	$195	$347
Less:
Depreciation and amortization	(16)	(19)	(37)	(57)
Royalty costs	41	2	3	(135)
By-product cost of sales (C)	—	—	—	—
Adjusted cash cost of sales (D)	$62	$42	$161	$155
Payable pounds sold (millions) (E)	112.4	104.6	278.4	376.5

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.55	$0.40	$0.58	$0.41
Smelter processing charges (B/E)	0.33	0.21	0.33	0.20
Total cash unit costs – CAD$/pound	$0.88	$0.61	$0.91	$0.61
Cash margin for by-products – ((A - C)/E)	(0.01)	(0.05)	—	(0.04)
Net cash unit costs – CAD$/pound	$0.87	$0.56	$0.91	$0.57
US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.28	$1.35	$1.27

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.41	$0.32	$0.43	$0.32
Smelter processing charges	0.25	0.16	0.24	0.16
Total cash unit costs – US$/pound	$0.66	$0.48	$0.67	$0.48
Cash margin for by-products	(0.01)	(0.04)	—	(0.03)
Net cash unit costs – US$/pound	$0.65	$0.44	$0.67	$0.45

Notes:

1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

52	Teck Resources Limited 2023 Second Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2023	2022	2023	2022

Cost of sales as reported	$1,154	$1,158	$2,283	$2,144
Less:
Transportation costs (A)	(292)	(290)	(604)	(565)
Depreciation and amortization	(279)	(270)	(545)	(522)
Adjusted site cash cost of sales (B)	$583	$598	$1,134	$1,057
Tonnes sold (millions) (C)	6.2	6.3	12.4	12.3

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (B/C)	$94	$95	$91	$86
Transportation costs (A/C)	47	46	49	46
Unit costs – CAD$/tonne	$141	$141	$140	$132

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.28	$1.35	$1.27
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$70	$76	$68	$68
Transportation costs	35	36	36	36
Unit costs – US$/tonne	$105	$112	$104	$104

Note:

1.	Average period exchange rates are used to convert to US$/tonne equivalent.

53	Teck Resources Limited 2023 Second Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; QB2 capital cost guidance and development capital spending in 2023; expectation that cost pressures at QB2 can be mitigated, expectation that QB2 will reach ramp up to full production capacity by the end of 2023; our expectation that the Antamina MEIA will be approved in the second half of 2023; execution of our copper growth strategy; expectations regarding our QBME project, including the impact of the project and associated timing expectations for permitting, production and completion of the feasibility study; expectations regarding the NewRange joint venture, including our ability to advance permitting at the NorthMet and Mesaba deposits, our ability to have the NorthMet 404 Wetland Permit reinstated, and the timing for completion of the NorthMet feasibility study; expectations regarding the San Nicolás project, including timing for submission of the environmental impact assessment and permit application and completion of the feasibility study; expectations regarding the Highland Valley Copper 2040 project, including its potential to extend operations to at least 2044 and timing for feasibility study completion and EIA submission; expectations regarding the Zafranal project, including timing for completion of the feasibility study; expectations regarding the Galore Creek project, including advancement of the prefeasibility study; expectations regarding the advancement of Schaft Creek and NuevaUnión; expectations regarding impacts to our business from the B.C. port workers strike, including elevated transportation costs; expectations for stabilization and reduction of the selenium trend in the Elk Valley; expectations for total water treatment capacity; projected spending, including capital and operating costs, from 2023-2024 on water treatment, water management and incremental measures associated with the Direction; timing of advancement and completion of key water treatment projects; our expectation that we will increase our water treatment capacity to 127.5 million litres per day by the end of 2026; expectations regarding engagement with U.S. regulators on water quality standards; expectations regarding finance expenses for the second half of 2023; expectations regarding increased general and administrative expenses; expectations with respect to the impacts of the Chilean Mining Royalty bill; expectations regarding timing and amount of income tax payments; liquidity and availability of borrowings under our credit facilities; our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, and other guidance under the heading “Guidance” and discussed in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs, including profit based compensation and royalties; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc and steelmaking coal and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial

54	Teck Resources Limited 2023 Second Quarter News Release

markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 are based on a CLP/USD rate range of 800 — 850, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during commissioning and ramp-up activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; impact of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies,

55	Teck Resources Limited 2023 Second Quarter News Release

materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, commissioning and commercial production is dependent on, among other matters, our continued ability to advance commissioning and ramp-up as currently anticipated and successfully manage through any remaining impacts of COVID-19, including but not limited to absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Cameron Feltin, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2023 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on July 27, 2023. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

56	Teck Resources Limited 2023 Second Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except for share data)	2023	2022	2023	2022
Revenue (Note 5)	$3,519	$5,300	$7,304	$9,916

Cost of sales	(2,109)	(2,158)	(4,228)	(4,296)
Gross profit	1,410	3,142	3,076	5,620

Other operating income (expenses)
General and administration	(82)	(50)	(149)	(99)
Exploration	(19)	(19)	(32)	(36)
Research and innovation	(40)	(34)	(78)	(73)
Other operating income (expense) (Note 6)	(214)	(373)	93	(256)
Profit from operations	1,055	2,666	2,910	5,156
Finance income	28	6	59	8
Finance expense (Note 7)	(67)	(46)	(128)	(91)
Non-operating expense (Note 8)	(211)	(101)	(184)	(182)
Share of profit (loss) of associates and joint ventures	—	(3)	4	(1)
Profit from continuing operations before taxes	805	2,522	2,661	4,890
Provision for income taxes	(336)	(929)	(991)	(1,791)
Profit from continuing operations for the period	469	1,593	1,670	3,099
Profit (loss) from discontinued operations (Note 3)	—	93	(26)	145
Profit for the period	$469	$1,686	$1,644	$3,244

Profit from continuing operations attributable to:
Shareholders of the company	$510	$1,582	$1,676	$3,101
Non-controlling interests	(41)	11	(6)	(2)
Profit from continuing operations for the period	$469	$1,593	$1,670	$3,099

Profit attributable to:
Shareholders of the company	$510	$1,675	$1,650	$3,246
Non-controlling interests	(41)	11	(6)	(2)
Profit for the period	$469	$1,686	$1,644	$3,244

Earnings per share from continuing operations
Basic	$0.98	$2.95	$3.25	$5.78
Diluted	$0.97	$2.90	$3.20	$5.67
Earnings (loss) per share from discontinued operations
Basic and diluted	$—	$0.17	$(0.05)	$0.27
Earnings per share
Basic	$0.98	$3.12	$3.20	$6.05
Diluted	$0.97	$3.07	$3.15	$5.94
Weighted average shares outstanding (millions)	517.8	536.4	516.0	536.1
Weighted average diluted shares outstanding (millions)	525.6	545.9	524.0	546.5
Shares outstanding at end of period (millions)	519.7	529.5	519.7	529.5

58	Teck Resources Limited 2023 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022
Profit for the period	$469	$1,686	$1,644	$3,244

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(8), $7, $(8) and $4)	(317)	326	(327)	179
Changes in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	(1)	(2)	—	(5)
Share of other comprehensive income of associates and joint ventures	—	1	—	1
	(318)	325	(327)	175
Items that will not be reclassified to profit
Changes in fair value of marketable equity securities (net of taxes of $nil, $1, $nil and $(10))	4	(11)	4	62
Remeasurements of retirement benefit plans (net of taxes of $nil, $51, $(5) and $65)	(2)	(127)	3	(181)
	2	(138)	7	(119)
Total other comprehensive income (loss) for the period	(316)	187	(320)	56
Total comprehensive income for the period	$153	$1,873	$1,324	$3,300

Total comprehensive income attributable to:
Shareholders of the company	$213	$1,835	$1,350	$3,287
Non-controlling interests	(60)	38	(26)	13
	$153	$1,873	$1,324	$3,300

Total comprehensive income attributable to shareholders of the company from:
Continuing operations	$213	$1,742	$1,376	$3,142
Discontinued operations	—	93	(26)	145
	$213	$1,835	$1,350	$3,287

59	Teck Resources Limited 2023 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022
Operating activities
Profit for the period from continuing operations	$469	$1,593	$1,670	$3,099
Depreciation and amortization	431	417	854	832
Provision for income taxes	336	929	991	1,791
Gain on sale or contribution of assets	(15)	(25)	(281)	(26)
Loss on debt redemption or purchase	—	63	—	63
Net finance expense	39	40	69	83
Income taxes paid	(374)	(627)	(628)	(771)
Remeasurement of decommissioning and restoration provisions for closed operations	(1)	(69)	10	(152)
QB2 variable consideration to IMSA and ENAMI	114	62	116	161
Other	50	43	(6)	155
Net change in non-cash working capital items	81	301	(573)	(215)
Net cash provided by continuing operating activities	1,130	2,727	2,222	5,020
Net cash provided by discontinued operating activities	—	194	—	224
	1,130	2,921	2,222	5,244
Investing activities
Expenditures on property, plant and equipment	(1,264)	(1,066)	(2,535)	(1,902)
Capitalized production stripping costs	(235)	(255)	(545)	(488)
Expenditures on investments and other assets	(37)	(87)	(81)	(126)
Proceeds from sale of Fort Hills	—	—	1,014	—
Proceeds from investments and assets	61	35	114	44
Net cash used in continuing investing activities	(1,475)	(1,373)	(2,033)	(2,472)
Net cash used in discontinued investing activities	—	(25)	(14)	(56)
	(1,475)	(1,398)	(2,047)	(2,528)
Financing activities
Proceeds from debt	70	87	127	457
Redemption, purchase or repayment of debt	(268)	(927)	(445)	(1,163)
Repayment of lease liabilities	(32)	(36)	(68)	(68)
QB2 advances from SMM/SC	378	226	686	347
Interest and finance charges paid	(247)	(106)	(342)	(212)
Issuance of Class B subordinate voting shares	30	30	49	199
Purchase and cancellation of Class B subordinate voting shares	(85)	(572)	(85)	(662)
Dividends paid	(65)	(67)	(386)	(404)
Contributions from non-controlling interests	129	77	233	118
Distributions to non-controlling interests	(23)	(26)	(35)	(44)
Other liabilities	(16)	(42)	(24)	(39)
Net cash used in continuing financing activities	(129)	(1,356)	(290)	(1,471)
Net cash used in discontinued financing activities	—	(8)	(3)	(15)
	(129)	(1,364)	(293)	(1,486)
Increase (decrease) in cash and cash equivalents	(474)	159	(118)	1,230
Change in cash classified as held for sale	6	—	35	—
Effect of exchange rate changes on cash and cash equivalents	(24)	78	(27)	45
Cash and cash equivalents at beginning of period	2,265	2,465	1,883	1,427
Cash and cash equivalents at end of period	$1,773	$2,702	$1,773	$2,702

60	Teck Resources Limited 2023 Second Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$1,773	$1,883
Current income taxes receivable	92	92
Trade and settlement receivables	1,300	1,527
Inventories	2,946	2,685
Prepaids and other current assets	527	540
Assets held for sale	—	1,566
	6,638	8,293
Non-current assets held for sale (Note 4(b))	—	173
Financial and other assets	1,666	1,466
Investment in joint venture	1,120	1,139
Property, plant and equipment	42,483	40,095
Deferred income tax assets	75	75
Goodwill	1,108	1,118
	$53,090	$52,359
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$3,604	$4,367
Current portion of debt (Note 9)	480	616
Current portion of lease liabilities	132	132
Current income taxes payable	917	104
Liabilities associated with assets held for sale	—	645
	5,133	5,864
Debt (Note 9)	6,211	6,551
Lease liabilities	435	439
QB2 advances from SMM/SC (Note 10)	2,904	2,279
Deferred income tax liabilities	6,242	6,778
Retirement benefit liabilities	437	420
Provisions and other liabilities	4,103	3,517
	25,465	25,848
Equity
Attributable to shareholders of the company	26,415	25,473
Attributable to non-controlling interests	1,210	1,038
	27,625	26,511
	$53,090	$52,359

61	Teck Resources Limited 2023 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Six months ended June 30,
(CAD$ in millions)	2023	2022
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,133	6,201
Share repurchases	(20)	(161)
Issued on exercise of options	65	260
Issued on dual class amendment (Note 4(a))	302	—
End of period	6,480	6,300
Retained earnings
Beginning of period	18,065	16,343
Profit for the period attributable to shareholders of the company	1,650	3,246
Dividends paid	(386)	(404)
Share repurchases	(65)	(501)
Shares issued on dual class amendment (Note 4(a))	(302)	—
Remeasurements of retirement benefit plans	3	(181)
End of period	18,965	18,503
Contributed surplus
Beginning of period	207	253
Share option compensation expense (Note 11(a))	14	13
Transfer to Class B subordinate voting shares on exercise of options	(16)	(61)
End of period	205	205
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	1,062	202
Other comprehensive income (loss)	(300)	41
Less remeasurements of retirement benefit plans recorded in retained earnings	(3)	181
End of period	759	424
Non-controlling interests
Beginning of period	1,038	768
Loss for the period attributable to non-controlling interests	(6)	(2)
Other comprehensive income (loss) attributable to non-controlling interests	(20)	15
Contributions from non-controlling interests	233	118
Distributions to non-controlling interests	(35)	(44)
End of period	1,210	855
Total equity	$27,625	$26,293

62	Teck Resources Limited 2023 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for certain pronouncements disclosed in Note 2. On July 26, 2023, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	IFRS PRONOUNCEMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

Term Secured Overnight Financing Rate (Term SOFR) was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for USD London Interbank Offered Rate (LIBOR) based loans. Term SOFR is expected to be largely equivalent on an economic basis to LIBOR, which allowed for use of the practical expedient under IFRS 9. Our QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR.

During the year ended December 31, 2022, we transitioned our sustainability-linked revolving credit facility to Term SOFR. This did not affect our financial statements as this credit facility remains undrawn. As at June 30, 2023, we have transitioned the remaining financial instruments that used LIBOR settings to Term SOFR. The transition did not result in a significant change to our financial statements, our interest rate risk management strategy or our interest rate risk.

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

63	Teck Resources Limited 2023 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	IFRS PRONOUNCEMENTS, continued

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concepts when making judgments about accounting policy disclosures. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on our annual financial statements.

Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments Disclosures to provide guidance on disclosures related to supplier finance arrangements that enable users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. We are currently assessing the potential disclosure requirements of these amendments.

3.	DISCONTINUED OPERATIONS

a)	Fort Hills sale transaction

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor). Total Energies E&P Canada Ltd (TEPCA) exercised its right of first refusal to purchase its proportionate share of our Fort Hills interest.

We have accounted for this transaction by recognizing:

•	aggregate cash proceeds of approximately $1 billion from Suncor and TEPCA; and
•	a financial liability estimated at $269 million on closing. The current portion of $26 million was recorded as part of trade accounts payable and other liabilities. The non-current portion of $243 million was recorded as part of provisions and other liabilities. This financial liability is related to the remaining term of a downstream pipeline take or pay toll commitment.

We recognized a post-tax loss of approximately $8 million, which is presented in loss from discontinued operations upon closing of this transaction.

64	Teck Resources Limited 2023 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	DISCONTINUED OPERATIONS, continued

i) Results of discontinued operations of the Fort Hills disposal group

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022
Revenue	$—	$487	$143	$903
Cost of sales	—	(341)	(161)	(667)
Gross profit (loss)	—	146	(18)	236
Other operating income (expense)	—	—	—	(1)
Profit (loss) from discontinued operations	—	146	(18)	235
Net finance expense	—	(6)	(2)	(12)
Non-operating income	—	1	—	—
Profit (loss) from discontinued operations before taxes	—	141	(20)	223
Recovery of (provision for) income taxes	—	(48)	2	(78)
Profit (loss) from discontinued operations after taxes	—	93	(18)	145
Post-tax loss on sale	—	—	(8)	—
Profit (loss) from discontinued operations	$—	$93	$(26)	$145

4.	TRANSACTIONS

a) Sunset of Dual Class Share Structure

On April 26, 2023, Teck’s shareholders approved a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the Dual Class Amendment). On May 12, 2023, each Teck Class A common share was acquired by Teck in exchange for (i) one new Class A common share and (ii) 0.67 of a Class B subordinate voting share recognized as a $302 million increase to Class B shares and reduction to retained earnings. The terms of the new Class A common shares are identical to the previous terms of Class A common shares, except that on May 12, 2029, the new Class A common shares will automatically convert into Class B subordinate voting shares, which will then be renamed common shares, on a one-for-one basis, and for no additional consideration or premium.

b) San Nicolás arrangement

On April 6, 2023, we closed the transaction with Agnico Eagle Mines Limited (Agnico Eagle) forming a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Agnico Eagle has agreed to subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (MSN) for US$580 million, to be contributed as study and development costs are incurred by MSN.

We concluded that MSN is a joint operation where we share joint control with Agnico Eagle due to the key facts that Teck and Agnico Eagle are obligated for their share of the outputs of the arrangement and that Teck and Agnico Eagle are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows.

We recognized a pre-tax gain of approximately $15 million ($10 million post-tax) in other operating income (expense) (Note 6) on Agnico Eagle's initial subscription for 3.5% of the project.

65	Teck Resources Limited 2023 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	TRANSACTIONS, continued

c)	Quintette sale transaction

On February 16, 2023, we closed the transaction with Conuma Resources Limited (Conuma) to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. In exchange for the sale of the Quintette steelmaking coal mine, Conuma has agreed to pay in cash $120 million of staged payments over 36 months and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its initial construction investments in Quintette.

We accounted for this transaction by recognizing:

•	cash of $30 million related to a non-refundable deposit and cash received upon closing;
•	a financial receivable of $69 million recorded as part of financial and other assets, which reflects the fair value of the staged payments at the close of the transaction; and
•	a mineral interest royalty in the amount of $200 million recorded as part of property, plant and equipment, which reflects the fair value of the royalty interest on closing of the transaction. The key facts and circumstances that resulted in concluding the royalty should be accounted for as a mineral interest were the alignment of cash flow risks and returns with the existing mine plan and that payments will only occur during the life of the mine.

We recognized a pre-tax gain of approximately $75 million ($50 million post-tax) in other operating income (expense) upon closing of this transaction (Note 6).

d)	Mesaba arrangement

On February 15, 2023, we closed the transaction with PolyMet Mining Corp. (PolyMet) forming a 50:50 joint arrangement to advance PolyMet's NorthMet Project and Teck's Mesaba mineral deposit. The joint arrangement is held and operated through a new entity named NewRange Copper Nickel LLC (NewRange).

We concluded that NewRange is a joint operation where we share joint control with PolyMet due to the key facts that Teck and PolyMet are obligated for their share of the outputs of the arrangement and that Teck and PolyMet are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows.

This was a non-cash transaction. We have measured the fair value of the assets and liabilities contributed by Polymet through reference to market share price data, adjusted for transaction specific factors, which is classified as a Level 3 measurement within the fair value measurement hierarchy (Note 15).

We recognized a pre-tax gain of approximately $191 million ($142 million post-tax) in other operating income (expense) upon closing of this transaction (Note 6).

66	Teck Resources Limited 2023 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	REVENUE

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 12) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation. As a result of the sale of our 21.3% interest in Fort Hills and associated downstream assets, we no longer present the revenue related to Fort Hills previously reported for the three and six months ended June 30, 2022 in the table below. Revenue related to Fort Hills is disclosed as part of Note 3, Discontinued Operations.

(CAD$ in millions)	Three months ended June 30, 2023
	Copper	Zinc	Steelmaking Coal	Total
Copper	$632	$—	$—	$632
Zinc	69	443	—	512
Steelmaking coal	—	—	2,254	2,254
Silver	9	83	—	92
Lead	—	38	—	38
Other	23	101	—	124
Intra-segment	—	(133)	—	(133)
	$733	$532	$2,254	$3,519

(CAD$ in millions)	Three months ended June 30, 2022
	Copper	Zinc	Steelmaking Coal	Total
Copper	$848	$—	$—	$848
Zinc	96	575	—	671
Steelmaking coal	—	—	3,694	3,694
Silver	10	93	—	103
Lead	2	54	—	56
Other	17	116	—	133
Intra-segment	—	(205)	—	(205)
	$973	$633	$3,694	$5,300

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(Unaudited)

5.	REVENUE, continued

(CAD$ in millions)	Six months ended June 30, 2023
	Copper	Zinc	Steelmaking Coal	Total
Copper	$1,291	$—	$—	$1,291
Zinc	130	994	—	1,124
Steelmaking coal	—	—	4,660	4,660
Silver	17	154	—	171
Lead	1	83	—	84
Other	57	183	—	240
Intra-segment	—	(266)	—	(266)
	$1,496	$1,148	$4,660	$7,304

(CAD$ in millions)	Six months ended June 30, 2022
	Copper	Zinc	Steelmaking Coal	Total
Copper	$1,659	$—	$—	$1,659
Zinc	184	1,432	—	1,616
Steelmaking coal	—	—	6,460	6,460
Silver	22	194	—	216
Lead	3	111	—	114
Other	35	212	—	247
Intra-segment	—	(396)	—	(396)
	$1,903	$1,553	$6,460	$9,916

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022
Settlement pricing adjustments	$(172)	$(297)	$(85)	$(116)
Share-based compensation (Note 11(a))	(56)	(5)	(78)	(115)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(4)	71	(21)	153
Care and maintenance costs	(14)	(17)	(29)	(30)
Social responsibility and donations	(13)	(24)	(25)	(37)
Gain (loss) on sale or contribution of assets	(1)	2	257	—
Commodity derivatives	(30)	(45)	(24)	4
Take or pay contract costs	(9)	(10)	(34)	(38)
Elkview business interruption claim	117	—	219	—
Other	(32)	(48)	(87)	(77)
	$(214)	$(373)	$93	$(256)

7.	FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022
Debt interest	$133	$83	$252	$161
Interest on advances from SMM/SC	59	15	111	27
Interest on lease liabilities	5	4	10	7
Letters of credit and standby fees	9	8	19	17
Accretion on decommissioning and restoration provisions	43	35	86	72
Other	15	8	23	12
	264	153	501	296
Less capitalized borrowing costs	(197)	(107)	(373)	(205)
	$67	$46	$128	$91

8.	NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2023	2022	2023	2022
QB2 variable consideration to IMSA and ENAMI	$(114)	$(62)	$(116)	$(161)
Loss on debt redemption or purchase	—	(63)	—	(63)
Foreign exchange gains (losses)	(17)	35	23	48
Downstream pipeline commitment	(40)	—	(40)	—
Other	(40)	(11)	(51)	(6)
	$(211)	$(101)	$(184)	$(182)

69	Teck Resources Limited 2023 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT

($ in millions)	June 30, 2023			December 31, 2022
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.75% notes due February 2023 (a)	$—	$—	$—	$108	$147	$147
3.9% notes due July 2030	503	606	659	503	614	673
6.125% notes due October 2035	336	450	439	336	452	449
6.0% notes due August 2040	473	615	624	480	631	648
6.25% notes due July 2041	396	530	520	396	531	531
5.2% notes due March 2042	395	470	517	395	471	529
5.4% notes due February 2043	367	443	481	367	448	492
	2,470	3,114	3,240	2,585	3,294	3,469
QB2 project financing facility (b)	2,353	3,186	3,062	2,500	3,419	3,322
Carmen de Andacollo short-term loans (c)	69	91	91	52	71	71
Antamina loan agreement (d)	225	298	298	225	305	305
	$5,117	$6,689	$6,691	$5,362	$7,089	$7,167
Less current portion of debt	(363)	(480)	(480)	(454)	(616)	(616)
	$4,754	$6,209	$6,211	$4,908	$6,473	$6,551

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 15).

a)	Note Redeemed

In the first quarter of 2023, we redeemed the 3.75% notes at maturity for $144 million (US$108 million) plus accrued interest.

b)	QB2 Project Financing Facility

As at June 30, 2023, the limited recourse QB2 project financing facility had a balance of US$2.4 billion. Amounts drawn under the facility currently bear interest at LIBOR plus applicable margins and at the next interest setting date, will transition to Term SOFR plus applicable margins that vary over time. The facility will be repaid in 17 semi-annual instalments and the first repayment of US$147 million was made on June 15, 2023. The facility is guaranteed pre-completion on several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT, continued

c)	Carmen de Andacollo Short-Term Loans

As at June 30, 2023, we had $91 million (US$69 million) of debt outstanding in the form of fixed rate short-term bank loans with maturity of less than one year. The purpose of the loans is to fund short-term working capital requirements at Carmen de Andacollo.

d)	Antamina Loan Agreement

During 2021, Antamina entered into a US$1.0 billion loan agreement which is fully drawn as at June 30, 2023. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

e)	Revolving Credit Facility

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. The facility has pricing adjustments where the cost will increase, decrease, or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at June 30, 2023, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.17 to 1.0 at June 30, 2023, to not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at June 30, 2023, we had $2.7 billion of letters of credit outstanding.

We also had $846 million in surety bonds outstanding at June 30, 2023, to support current and future reclamation obligations.

10.	QB2 ADVANCES FROM SMM/SC

($ in millions)	June 30, 2023			December 31, 2022
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB2 advances from SMM/SC	$2,208	$3,013	$2,904	$1,693	$2,330	$2,279

In the second quarter of 2023, QBSA entered into a third subordinated shareholder loan facility agreement with SMM/SC to advance QBSA up to an additional US$580 million, under similar terms to the original and second subordinated shareholder loan facilities. All advances are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facilities bear interest at LIBOR plus applicable margins and at the next interest setting date, will transition to Term SOFR plus applicable margins that vary over time. As at June 30, 2023, US$124 million was outstanding under the US$580 million new subordinated shareholder loan facility.

As at June 30, 2023, the original US$1.3 billion and the second US$750 million subordinated shareholder loan facilities were fully drawn.

71	Teck Resources Limited 2023 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	EQUITY

a)	Share-Based Compensation

During the six months ended June 30, 2023, we granted 1,354,060 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $54.62, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $22.69 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.9 years
Risk-free interest rate	3.52%
Dividend yield	0.92%
Expected volatility	42%

Share-based compensation related to stock options of $5 million and $14 million expense (2022 – $7 million and $13 million expense) was recorded for the three and six months ended June 30, 2023, respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the six months ended June 30, 2023, we issued 797,109 Units. The total number of Units outstanding at June 30, 2023 was 5,546,967. Share-based compensation related to Units of $51 million and $64 million expense (2022 – $2 million recovery and $102 million expense) was recorded for the three and six months ended June 30, 2023, respectively.

Total share-based compensation was $56 million and $78 million expense (2022 – $5 million and $115 million expense) (Note 6) for the three and six months ended June 30, 2023, respectively.

b)	Accumulated Other Comprehensive Income

(CAD$ in millions)	June 30, 2023	June 30, 2022
Currency translation differences	$662	$367
Gain on marketable equity and debt securities (net of tax of $(12) and $(8)	97	57
	$759	$424

c)	Dividends

Dividends of $0.125 per share, totalling $65 million, were paid on our Class A common and Class B subordinate voting shares in the second quarter of 2023. Dividends totalling $386 million were paid on our Class A and Class B subordinate voting shares during the six months ended June 30, 2023.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	EQUITY, continued

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2022, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2022 to November 1, 2023. All purchased shares will be cancelled.

In the first two quarters of 2023, we purchased 1,550,000 Class B subordinate voting shares for $85 million, of which 1,550,000 were cancelled. In the first two quarters of 2022, we purchased 13,288,021 Class B subordinate voting shares for $662 million, of which 13,288,021 were cancelled.

12.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have four reportable segments that we report to our Chief Executive Officer — copper, zinc, steelmaking coal and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our 21.3% interest in Fort Hills and associated downstream assets, we no longer present the energy segment related to Fort Hills previously reported for the three and six months ended June 30, 2022 in the table below. The segmented information related to Fort Hills is disclosed as part of Note 3, Discontinued Operations.

	Three months ended June 30, 2023
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$733	$665	$2,254	$—	$3,652
Less intra-segment revenue	—	(133)	—	—	(133)
Revenue (Note 5)	733	532	2,254	—	3,519
Cost of sales	(528)	(427)	(1,154)	—	(2,109)
Gross profit	205	105	1,100	—	1,410
Other operating income (expenses)	(121)	1	(12)	(223)	(355)
Profit (loss) from operations	84	106	1,088	(223)	1,055
Net finance income (expense)	(129)	(14)	(28)	132	(39)
Non-operating expense	(124)	(3)	(9)	(75)	(211)
Profit (loss) before taxes from continuing operations	(169)	89	1,051	(166)	805
Capital expenditures from continuing operations	1,108	75	309	7	1,499

73	Teck Resources Limited 2023 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION, continued

	Three months ended June 30, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$973	$838	$3,694	$—	$5,505
Less intra-segment revenue	—	(205)	—	—	(205)
Revenue (Note 5)	973	633	3,694	—	5,300
Cost of sales	(523)	(477)	(1,158)	—	(2,158)
Gross profit	450	156	2,536	—	3,142
Other operating income (expenses)	(311)	39	(97)	(107)	(476)
Profit (loss) from operations	139	195	2,439	(107)	2,666
Net finance income (expense)	(39)	(10)	(22)	31	(40)
Non-operating income (expense)	(35)	3	31	(100)	(101)
Share of loss of associates and joint ventures	(3)	—	—	—	(3)
Profit (loss) before taxes from continuing operations	62	188	2,448	(176)	2,522
Capital expenditures from continuing operations	987	65	264	5	1,321

	Six months ended June 30, 2023
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$1,496	$1,414	$4,660	$—	$7,570
Less intra-segment revenue	—	(266)	—	—	(266)
Revenue (Note 5)	1,496	1,148	4,660	—	7,304
Cost of sales	(1,030)	(915)	(2,283)	—	(4,228)
Gross profit	466	233	2,377	—	3,076
Other operating income (expenses)	123	(12)	231	(508)	(166)
Profit (loss) from operations	589	221	2,608	(508)	2,910
Net finance income (expense)	(249)	(25)	(53)	258	(69)
Non-operating expense	(90)	(2)	(12)	(80)	(184)
Share of profit of associates and joint ventures	4	—	—	—	4
Profit (loss) before taxes from continuing operations	254	194	2,543	(330)	2,661
Capital expenditures from continuing operations	2,306	124	637	13	3,080
Goodwill	406	—	702	—	1,108
Total assets	25,750	4,524	18,634	4,182	53,090

74	Teck Resources Limited 2023 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION, continued

	Six months ended June 30, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$1,903	$1,949	$6,460	$—	$10,312
Less intra-segment revenue	—	(396)	—	—	(396)
Revenue (Note 5)	1,903	1,553	6,460	—	9,916
Cost of sales	(1,002)	(1,150)	(2,144)	—	(4,296)
Gross profit	901	403	4,316	—	5,620
Other operating income (expenses)	(254)	33	(25)	(218)	(464)
Profit (loss) from operations	647	436	4,291	(218)	5,156
Net finance income (expense)	(74)	(22)	(44)	57	(83)
Non-operating income (expense)	(127)	2	22	(79)	(182)
Share of loss of associates and joint ventures	(1)	—	—	—	(1)
Profit (loss) before taxes from continuing operations	445	416	4,269	(240)	4,890
Capital expenditures from continuing operations	1,770	108	504	8	2,390
Goodwill	396	—	702	—	1,098
Total assets from continuing operations	19,795	4,046	18,123	5,287	47,251
Total assets from discontinued operations - unallocated	—	—	—	—	2,384
Total assets	19,795	4,046	18,123	5,287	49,635

75	Teck Resources Limited 2023 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2023, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Limited (TML) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs’ on citizen suit claims, seeking injunctive relief, statutory penalties and attorney’s fees. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. TML has largely exhausted its appeal rights in respect of that decision. As a consequence of a ruling of the Ninth Circuit Court of Appeals, also in the second phase, liability associated with air emissions from the Trail facility is no longer part of the case under CERCLA. Plaintiffs exhausted their appeal rights in respect of that decision. The third and final phase of the case pertains to the plaintiffs’ claims for natural resource damages. In March 2022, the State of Washington was granted leave to amend its complaint to seek alleged damages under the Model Toxics Control Act (MTCA), the state law equivalent of CERCLA, premised on both air emissions and discharges to the river. In April 2022, TML filed a motion to dismiss the MTCA claims. The Trial Court initially denied TML's motion to dismiss those claims, but in the first quarter of 2023, following a TML motion for reconsideration, the Trial Court reversed itself and dismissed the State’s MTCA claims. The State of Washington has filed a further motion challenging parts of this decision and seeking clarification of other parts and in June 2023, the Court denied the State's motion.

In the second quarter of 2022, TML filed two early motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied in the third quarter of 2022. Based on one of those rulings, in the first quarter of 2023, TML subsequently filed a motion seeking a ruling that the CERCLA claims are not fully developed and they should therefore be dismissed. The motion was denied but not decided on the merits, and TML sought reconsideration which was denied by the Court in June 2023. TML has filed a motion seeking certification for an interlocutory appeal to the 9th Circuit Court of Appeals.

A hearing with respect to natural resource damages and assessment costs is scheduled for February 2024.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

On March 10, 2023, Environment and Climate Change Canada (ECCC) notified Teck Coal Limited (TCL) that it had commenced an investigation for alleged violations under s.36(3) of the Fisheries Act as a result of alleged mine-impacted discharges into Dry Creek and the upper Fording River from the Line Creek Operations. TCL is cooperating with ECCC in its investigation. We are not currently able to determine the outcome of the investigation, which could lead to charges, fines and administrative penalties that could be material.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	CONTINGENCIES, continued

Elkview Business Interruption Claim

In the fourth quarter of 2022, we submitted a business interruption insurance claim related to the structural failure of the Elkview plant feed conveyor belt. No amount was recognized in the consolidated financial statements for the insurance claim as of December 31, 2022 as the claims process was in progress. We received an advance payment of insurance proceeds of approximately $102 million in the first quarter of 2023 and substantially all of the balance of the insurance proceeds of $117 million in the second quarter of 2023.

14.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

15.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

77	Teck Resources Limited 2023 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

15.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at June 30, 2023 and December 31, 2022, are summarized in the following table:

(CAD$ in millions)	June 30, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$1,569	$—	$—	$1,569	$1,624	$—	$—	$1,624
Marketable and other equity securities	81	—	153	234	69	—	150	219
Debt securities	165	—	—	165	159	—	—	159
Settlement receivables	—	675	—	675	—	1,118	—	1,118
Derivative instruments and embedded derivatives	—	65	—	65	—	74	—	74
	$1,815	$740	$153	$2,708	$1,852	$1,192	$150	$3,194

Financial liabilities
Derivative instruments and embedded derivatives	$—	$143	$—	$143	$—	$149	$—	$149
Settlement payables	—	51	—	51	—	45	—	45
	$—	$194	$—	$194	$—	$194	$—	$194

Unless disclosed elsewhere in our financial statements (Note 9 and Note 10), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

16.	FINANCIAL RISK MANAGEMENT

Concentration of Credit Risk

Cash and cash equivalents are held with high quality financial institutions. Substantially all of our cash and cash equivalents held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions and by monitoring the credit standing of the financial institutions with whom we transact. We seek to limit the amount of exposure with any one counterparty.

78	Teck Resources Limited 2023 Second Quarter News Release